SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

December 31, 2008 and 2007
with Report of Independent Auditors

GOL LINHAS AÉREAS INTELIGENTES S.A.
Corporate Taxpayers’ Id. (CNPJ): 06.164.253/0001 -87
CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT REPORT

Gol Linhas Aéreas Inteligentes S.A. (GLAI) hereby submits for the appreciation of its shareholders, the Management Report, the Individual and Consolidated Financial Statements of the Companies, and the report of the independent auditors for the years ended December 31, 2008 and 2007, prepared in accordance with the accounting practices adopted in Brazil (BR GAAP). The Financial Statements prepared in accordance with the accounting practices adopted in International Financial Reporting Standards (IFRS) are available at the Investor Relations section of our website www.voegol.com.br/ri

MESSAGE FROM THE MANAGEMENT

The year 2008 was marked by a significant transformation at GOL, aimed at strengthening the foundations of the Company’s low-cost, low-price concept. We invested heavily in standardizing the fleet, in technology, and in training and motivating our team, and faced the formidable challenge of merging GOL and VARIG - two companies with different, albeit complementary, cultures and service setups.

This merger enabled us to take advantage of the best characteristics of each company, which resulted in a single, stronger Company that operated at low cost while offering differentiated services. We take pride in having met this challenge in such a short time.

As a result of this consolidation, GOL intensified its efforts on its long-term strategy, focusing on profitable routes and on capturing operational and strategic synergies that could be capitalized on and expanded continuously.

In this regard, we repositioned the VARIG brand and employed it on medium-haul international flights to Bogotá (Colombia), Caracas (Venezuela) and Santiago (Chile), plus a daily flight to Buenos Aires (Argentina). Its fleet was completely renewed and now consists exclusively of 737-700 and 737-800 Next Generation aircraft.

With more than 6 million registered participants, the SMILES program also passed through a reorganization process. Its benefits were extended to all passengers of the unified company and the whole process of accumulating and using mileage was simplified. The SMILES brand is widely recognized by the public, makes us more commercially attractive and allows us to form partnerships with major corporations through direct mileage sales, allowing the companies in question to create their own marketing and loyalty programs, with the additional advantage of tying these programs and their brands to the SMILES program.

In October, we launched a new route network, eliminating overlapping routes and schedules between GOL and VARIG, which allowed us to make better use of our slots at São Paulo’s Congonhas Airport. An important consequence of this process was that GOL is now offering Rio-São Paulo shuttle flights every half hour on business days through Congonhas.

We also launched GOLLOG Próximo Voo, the cargo transport service, and approved the new GOLLOG Express service, which should be launched in the first half of 2009. These services add value to our GOLLOG brand and, by broadening our service offering, have already raised our revenues by 3% in 2008.

Besides the structural changes and new service launches, the Company’s focus remains on being one of the world’s safest and most efficient airline companies. To further raise its operational safety levels and improve its capability to manage business risks, the Company continues to invest heavily in modernizing its fleet, which predominantly consists of Boeing 737 Next Generation aircraft. Modern, safe and comfortable, these aircraft entail lower fuel and maintenance costs while returning excellent operating efficiency ratios.

The results of the final months of 2008 partially reflect these initiatives, which are totally related to our strategic DNA of low cost, low fare, which certainly will be the growth driver in 2009.

Constantino de Oliveira Júnior - CEO

ECONOMY AND INDUSTRY SCENARIO

In 2008, the Brazilian economy remained stable, which reflected positively in the performance of the financial markets, despite the global economic slowdown that began in the fourth quarter. Though the Brazilian real weakened against the U.S. dollar and the financial crisis worsened, domestic demand for air transport, as measured by Revenue Passenger Kilometer (RPK), grew by 7.4% and Available Seat Kilometer (ASK) grew by 12.8% in 2008.

The positive demand, however, was not sufficient to maintain the airlines’ results positive, mainly because of the high oil prices during practically the whole year, the effect of the exchange variation on loans and on 60% of the costs pegged to the U.S. dollar. Oil price per barrel went past US$ 140, while the U.S. dollar reached R$ 2.49, which also adversely affected the financial result.

International air transport was helped by the approval given for discounts on fares between countries in South America, with the first phase (which allowed discounts of up to 50%) coming into force in September 2008. The leading airline companies in Brazil stand to benefit by being able to offer bigger discounts.

Corporate restructuring

On June 25, 2008, GOL received approval from CADE, the Brazilian antitrust authority, to acquire VRG, and on September 25, ANAC, the civil aviation authority, approved the corporate restructuring of the subsidiaries GTA and VRG.

On September 30, 2008, the corporate restructuring of the two subsidiaries was announced, transforming them into a single airline. With this, the Company could capture the synergies in its operations, increase flight routes and schedules and, as a result, positively influence the dynamics of the air transport industry as a whole. Moreover, the operational integration of the two companies enabled the Company to optimize revenues and reduce its financial, operating and tax costs. Investments will continue in IT, in improving service quality and in expanding the route network, both organically and through operating agreements.

OPERATING PERFORMANCE

Fleet Expansion

Fleet: The Company is in the final phase of its plan to replace the 737-300 and 767-300 aircraft with 737-800 Next Generation and 737-700 aircraft for operations on domestic as well as short- and medium-haul international routes. The 737-700 aircraft provide it with the flexibility to operate in airports with restrictions and to offer more direct flights to cities with lower demand. The 737NG aircraft are equipped with winglet technology, which improves aircraft performance during takeoff, allows longer non-stop flights and reduces fuel costs by more than 3% per year. All 737-800 SFP aircraft comply with international safety norms and are certified by U.S. and Brazilian authorities for takeoff and landing on short runways.

As part of the fleet renewal program, 11 Boeing 737-300 aircraft were replaced with Boeing Next Generation aircraft, with seven being Boeing 737-700 and four 737-800. The Company also retired 12 Boeing 767-300 aircraft from its fleet, of which five were returned and the remaining seven will be subleased or used for chartered flights or cargo transport.

Aircraft Purchase Contract with Boeing: At the end of 2008, GOL had 95 firm orders for Boeing 737-800 NG aircraft, to be delivered between 2008 and 2014 and 40 options, totaling 167 737-800NG aircraft, of which 33 had already been delivered by the end of 2008. This is one of the biggest contracts in the world for Boeing 737-800 aircraft and guarantees GOL’s expansion and its position among the largest low-cost airlines in the world. Our agreement with Boeing permits us to convert orders for 737-800 to 737-700 aircraft, thus enabling us to quickly adapt to changing market conditions.

GOL Maintenance Center: In September 2006, the Company set up an aircraft maintenance center at the Tancredo Neves International Airport in the city of Confins in Minas Gerais. Considered one of the best equipped in Brazil, the center employs next generation technology in aircraft maintenance. With the Company’s fleet growing, the Center guarantees quality, autonomy, efficient preventive procedures and greater flexibility in maintenance services. Anticipating the future maintenance requirements on account of its fleet expansion, the Company began construction work on the second module of the Maintenance Center. With delivery scheduled for the second half of 2009, the new module should double the Company’s maintenance capacity and reduce costs by R$ 2 million per year.

After the construction is concluded, the maintenance capacity will increase to 120 aircraft, allowing the Company to maintain its operational excellence and its growth plan (after the merger with VARIG), while underlining the cost factor as its key competitive differential.

Phased Maintenance: One of the main reasons that led the Company to optimize its fleet utilization is the phased maintenance of its narrow-body aircraft at GOL and VRG, where maintenance work is carried out without removing the aircraft from daily operations. As a result, the Company is able to maintain its aircraft operational, with safety, throughout the year.

Information Technology

To accompany the Company’s rapid growth, GOL’s technological platform underwent changes and new implementations in 2008, a few of which were started in 2006 and 2007, and involved the replacement of few outdated systems with modern, integrated systems, resulting in greater operational efficiency.

Route Network: On October 19, the route networks of GOL and VARIG were integrated, eliminating overlapping routes and schedules between the two companies, which allowed us to make better use of the routes, increase the number of flights in markets where the Company has a solid presence, and introduce direct flights between previously unconnected cities.

To encourage leisure travel, the Company launched a series of campaigns based on the number of days clients remained at the destination, thereby improving the load factor. For example, passengers planning their trips three days in advance could get prices that were up to 40% lower than the Company’s previous lowest fare.

Cargo Transport: In 2008, GOLLOG transported 61,000 tonnes, 32% more than in the previous year, thanks to its low-cost, low-tariff model, differentiated service based on the profile of each client and the utilization of a wide route network.

This year, GOLLOG expanded its product offering with the launch of the new service, GOLLOG Próximo Vôo, as well as Gollog Express, which should be launched in the first half of 2009. These services have been devised to meet the growing market demand for express cargo.

Focus on Client

Brands: The Company owns important and renowned brands in Brazil’s aviation industry: GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL:

GOL: Well known for popularizing air transport in Brazil, the brand GOL is a synonym for innovation and state of the art, thanks to its efforts at offering a simplified, safe and efficient service for a specific market segment that seeks for low prices.

VARIG: the traditional brand with more than 80 years of service in Brazil and around 55 years in the international market, was refurbished under GOL’s management and now operates on medium-haul international flights to Bogotá (Colombia), Caracas (Venezuela) and Santiago (Chile), besides a daily flight to Buenos Aires (Argentina).

GOLLOG: is the Company’s cargo transport service that comes with facilities and innovations such as prepaid cargo service with a unified tariff for shipments up to one kilogram. Its modern system allows clients to access the document online, generated by filling out the Airway Bill, and track delivery through any computer connected to the internet.

SMILES: The largest frequent-flyer program in South America, SMILES is present in 212 countries and has almost six million participants. In 2008, the Company announced that clients flying by both VARIG and GOL may accumulate miles under the SMILES program, and exchange them for tickets to any destination served by the Company.

VOE FÁCIL: This is the Company’s installment ticket purchase program launched in 2005, which had 820,000 registered members in 2008. The card was launched to stimulate demand and allow GOL’s clients to buy tickets online without the need for a credit card, and pay in up to 36 installments.

Social Responsibility: Since it was created at a time of huge concern about socio-environmental issues, GOL was born with the commitment to sustainability and the structure of its operations, processes, and actions, so that these are economically feasible, socially fair and ecologically correct.

Its relationship with the stakeholders is based on ethics, transparency and social and environmental responsibility in its quest for business sustainability.

In addition to the processes that ensure continuity and long term profitability for it, GOL has adopted processes that minimize the impact on and benefit the environment, as well as take development to society.

Being an airline that operates in a country of continental proportions and profound social contrasts, the Company supports entities that work towards sharing and disseminating social inclusion and development.

The Associação Vaga Lume, Bolshoi, Caravana do Esporte e da Música, Fundação Gol de Letra, Instituto Ayrton Senna, Instituto Criar de TV, and Cinema e Novas Mídias, in addition to Olympic and Paralympic athletes and environmental projects, were a few of the institutions that received the Company support’s. GOL donated around 1,500 tickets to support social, cinema, arts and music projects.

Environmental Responsibility: The Company’s fleet consists of modern aircraft that generate less noise pollution and already meet the targets to reduce CO2 emissions, which become mandatory only in 2014.

GOL uses a smart method to wash and dry-clean aircraft, which reduces water consumption by 90%. This amount of water saved per aircraft is enough to fulfill the daily needs of a family of two adults and two children. GOL also launched the recycling program, which involves selective garbage collection at all of the Company’s offices and bases. The material is collected separately once a day and sent to recycling plants through cooperatives.

Human Resource Policy: The Company’s success is built day after day by its employees, who work with dynamism and efficiency to provide clients flying by GOL with the best service. Hence, the Company invests in the continuous development of its professionals in order to maintain the best team n the industry.

Of the 15,558 employees in 2008, 52% work at airports and in flight operations, 29% work as pilots, co-pilots and flight crew, and 19% in administrative areas and client service. More than 40% of the employees are women and the majority of employees are between 18 and 35, though there are trainees and people above 60. Almost 70% of the employees have completed high school and 29% have a college degree.

FINANCIAL PERFORMANCE

Operating Revenue: Net operating revenue grew by 29.0% to R$ 6.4 billion in 2008, with RPK of 25.3 billion. Consolidated average load factor was 61.6% .

Operating Cost: The negative impact of the Brazilian economic scenario was reduced by the Company’s characteristic policy of operating at low costs. The CASK of R$ 15.9, resulted in a total increase of 8.8% compared to the 2007 CASK of R$ 14.6. Despite the increase, the Company continues to record the lowest operating costs in the industry.

EBITDAR: EBITDAR per ASK was 1.58 centavos in 2008, compared to 1.75 centavos in 2007. EBITDAR totaled R$648.0 million in 2008, an 8.0% increase over the R$600.1 million in 4Q07. Aircraft rent is a significant operating expense for the Company. As GOL currently leases most of its aircraft, it believes that EBITDAR (EBITDA before aircraft rent expenses, denominated in USD) is a useful indicator of operating performance for our investors and users when analyzing our financial statements.

Financial Results: The net financial result in 2008 was an expense of R$1,106.4 million, compared to an income of R$ 106.2 million in 2007, primarily caused by the non-cash impact of the exchange variation of R$ 1,049.3 million on the Company’s liabilities.

Profitability: Still impacted by the infrastructure problems in the domestic airline industry, the strong oscillations in fuel prices and the exchange fluctuations, the Company posted a net loss of R$ 1,237.1 million, compared to a net income of R$ 268.5 million in 2007. Earnings per share came to R$ 6.12.

Indebtedness: Total debt at the end of 2008 was 31.6% compared to 4Q07, reaching R$2.991 million, with average maturity of 7.2 years and average interest rate of 12.0% on local currency loans and 6.0% on U.S. dollar loans. The key factor behind the debt increase was the exchange variation on U.S. dollar-denominated debt and, to a lesser extent, the addition of 6 aircraft under capital lease in comparison with the previous quarter.

Financing for aircraft acquisition totaled R$ 2,271.3 million, including R$ 1,573.6 relating to the capital lease of 25 aircraft and R$ 697.7 million related to a credit line towards the pre-delivery payment for acquisition of aircraft that will be delivered by February 2010, whose long-term financing is already matched by their long-term financing structures and will be a combination of sale leaseback transactions or long-term loans from financial institutions, with the backing of the U.S. EXIMBANK.

Total debt, excluding aircraft financing (R$ 2,271.3 million) was R$ 720.6 million, of which R$ 87.9 million will mature in the short-term, compared to a cash position (cash + financial investments) of R$ 591.6 million.

Capex: In 2008, the Company invested R$2.3 bilhões to acquire fixed assets, with a large part of it being used for pre-delivery payment for aircraft and parts. On December 31, 2008, the fleet consisted of 115 aircraft, of which fifteen 737-300 aircraft are in the process of being returned, 90 are classified under operational lease and 25 are under capital lease. In the year ended December 31, 2008, the Company received 11 aircraft under capital lease agreements.

Corporate Governance: The Company’s actions are based on the corporate governance best practices in Brazil and around the world. Its shares have been listed in Level 2 of Corporate Governance of the São Paulo Stock Exchange (Bovespa) since 2004, and are also traded on the New York Stock Exchange (NYSE).

The Company was one of the first in Latin America to implement internal procedures and controls according to the Sarbanes-Oxley Act (SOX). In 2006, one year before the deadline set by the U.S. Securities and Exchange Commission, GOL obtained the certification relating to the controls required by Section 404 of SOX.

To maintain a high level of transparency in management and business, GOL began in 2008 a process of analyzing and restructuring new committees to advise the Board of Directors, which was approved in the beginning of 2009. A new committee, the Committee on Accounting Policies and Financial Statements, was set up to help in applying and disseminating the new accounting standards (IFRS).

Management Committees - GOL also has five non-statutory Management Committees, consisting of members of the Board of Directors, executives and independent auditors. These are the Corporate Governance and Nomination Committee, the People Management Policies Committee, the Risk Policies Committee, the Finance Policy Committee and the Audit Committee.

CAPITAL MARKETS

GOL’s capital stock consists of 202.3 million common and preferred shares. The preferred shares have been listed on the Bovespa (GOLL4) since 2004 and on the NYSE (GOL). Free float is 25% of the total shares and 54% of preferred shares. Of the total preferred shares at the end of 2008, 55% are traded on the Bovespa and 45% on the NYSE as American Depositary Shares (ADS). The average daily trading volume of GOLL4 shares on the Bovespa was 1,034,700, or R$ 19.7 million per day, compared to 747,100 shares and R$ 38.6 million, respectively, in 2007. Average daily trading volume of the GOL ADSs in 2008 was 515,500 shares, and a financial volume of US$ 6.1 million, compared to 827,600 ADSs and US$ 22.7 million, respectively, in 2007.

RELATIONSHIP WITH INDEPENDENT AUDITORS

The Company’s policy on hiring external auditors for services not related to audit is based on principles that preserve their autonomy. According to internationally accepted standards, these principles are: (a) auditors should not audit their own work; (b) auditors should not exercise managerial functions at their client, and (c) auditors should not legally represent their clients’ interests.

In line with Clause III, Article 2 of CVM Instruction 381/03, as a formal procedure, the Company and its subsidiaries, before hiring professionals not related to external audit, consult their Audit Committee to ensure that the provision of other services does not affect their autonomy and objectivity necessary to carry out their independent audit services. Moreover, formal declarations are required from the auditors affirming this autonomy while carrying out services not related to audit. In 2008, the total of services not related to the audit of financial statements totaled R$975,1 thousand.

COMMITMENT CLAUSE FOR ADHESION TO MARKET ARBITRATION CHAMBER

The “Commitment Clause” consists of an arbitration clause by which the Company, its Shareholders, Administrators, members of the fiscal council and BOVESPA undertake to resolve by arbitration any and all disputes or issues that may arise among them, related to or arising especially from, the application, validity, effectiveness, interpretation, violation and their effects, of the provisions of the Brazilian company law (Lei das S.A.), the Bylaws of the Company, the norms of the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission, as well as other norms applicable to the functioning of the capital markets in general, in addition to those contained in the Listing Regulations, the Arbitration Regulations and the Agreement for Joining Level 2 of Bovespa.

OUTLOOK

In March 2009, the Brazilian Central Bank estimates the country’s GDP to grow by 0.43% in 2009. The basic interest rate (SELIC) is estimated to be 9.68% p.a. and the U.S. dollar R$ 2.30 at the year-end. Though the macroeconomic scenario will be less favorable than in previous years, the Company is working constantly to create value for shareholders through its strategy of focusing on low cost and low fares, while providing clients with a differentiated flying experience.

ACKNOWLEDGEMENTS

Our thanks go to our employees, clients, suppliers, partners and travel agents. We also highlight the dedication of the authorities related to our activities, of the representatives of the National Civil Aviation Agency (ANAC), the INFRAERO, the Air Space Control Department (DECEA) and the Ministry of Tourism towards the development of the Brazilian airline industry.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Financial statements

December 31, 2008 and 2007

Report of Independent Auditors

To the Shareholders, Board of Directors and Management of
Gol Linhas Aéreas Inteligentes S.A.
São Paulo, SP

1. We have audited the accompanying stand-alone and consolidated balance sheets of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2008, and the related statements of income, of changes in shareholders’ equity, of cash flows and value added for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2. We conducted our audit in accordance with generally accepted auditing standards in Brazil, which comprised: a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and subsidiaries; b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and c) an assessment of the accounting practices used and significant estimates made by management of the Company and its subsidiaries, as well as an evaluation of the overall financial statement presentation.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Gol Linhas Aéreas Inteligentes S.A. at December 31, 2008, the results of their operations, changes in their shareholders’ equity and their cash flows and value added in operations for the year then ended, in accordance with accounting practices adopted in Brazil.

4. As described in Note 1, the Company restated the financial statements for the year ended December 31, 2008, to reflect the adjustments identified that mainly relate to the deferred income and social contribution tax calculation arising from the effects of first-time adoption of Law No. 11638 and of Provisional Executive Act No. 449/08.

5. Previously, we audited the Company’s stand-alone and consolidated financial statements for the year ended December 31, 2007, including the balance sheet, the statements of income for the year, changes in shareholders’ equity and changes in financial position for the year then ended, as well as the supplementary information comprising the statements of cash flows and value added, on which we issued an unqualified opinion, dated February 12, 2008. As mentioned in Note 3, the accounting practices adopted in Brazil were changed as from January 1, 2008. The financial statements for the year ended December 31, 2007, presented together with the 2008 financial statements, were prepared in accordance with accounting practices adopted in Brazil in force until December 31, 2007 and, as allowed by Technical Pronouncement CPC 13 – First Time Adoption of Law No. 11638/07 and Provisional Executive Act No. 449/08, are not being restated with the adjustments for purposes of comparison between the years.

6. The accounting practices adopted in Brazil differ, in certain significant aspects, from the international financial reporting standards. The information about the nature and the effect of these differences are presented in Note 4.x to financial statements.

São Paulo, March 19, 2009, with exception of notes 1, 3, 4x, 7 and Y, whose date is April 2009.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Maria Helena Pettersson
Contadora CRC-1SP119891/O-0

GOL LINHAS AÉREAS INTELIGENTES S.A.

Consolidated balance sheets
December 31, 2008 and 2007
(In thousands of Brazilian reais)

		Parent Company		Consolidated

	Note	2008	2007	2008	2007

		(Restated)		(Restated)
ASSETS
Current assets
Cash and cash equivalents	5	3,520	98,656	193,947	916,164
Restricted cash	5	160,501	-	176,697	-
Short-term investments	5	52,264	169,485	220,967	516,637
Accounts receivable	6	-	-	344,927	916,133
Inventories	7	-	-	206,365	215,777
Deferred taxes and carryforward	8	28,100	36,139	110,767	65,247
Dividends receivable		-	138,049	-	-
Prepaid expenses		8,289	2,323	123,797	143,756
Credits with leasing companies		104,463	142,098	129,748	149,729
Other credits		-	30	49,440	144,484

Total current assets		357,137	586,780	1,556,655	3,067,927

Non-current assets
Long-term receivables
Escrow deposits		548	-	209,637	163,480
Mainteinance deposits		-	-	391,989	-
Restricted cash	5	-	-	6,589	-
Deferred taxes	8	39,620	40,725	620,485	367,088
Credits with related companies	9	1,146,224	90,832	-	-
Other credits		58,794	740	72,762	5,601

Total long-term receivables		1,245,186	132,297	1,301,462	536,169

Permanent assets
Investments	10	699,923	1,784,827	-	884,847
Property and equipment (including advances for aircraft acquisition of R$ 957.204 in 2008 and R$ 695.538 in 2007)	11	957,559	-	2,998,755	1,251,423
Deferred charges		-	274	-	24,462
Intangible assets	12	-	-	1,024,290	-
Total permanent assets		1,657,482	1,785,101	4,023,045	2,160,732

Total non-current assets		2,902,668	1,917,398	5,324,507	2,696,901

Total assets		3,259,805	2,504,178	6,881,162	5,764,828

GOL LINHAS AÉREAS INTELIGENTES S.A.

Consolidated balance sheets
December 31, 2008 and 2007
(In thousands of Brazilian reais)

		Parent Company		Consolidated

	Note	2008	2007	2008	2007

		(Restated)		(Restated)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	13	719,120	-	809,504	824,132
Suppliers		3,700	597	283,719	326,364
Operating leases payable	21	-	-	43,109	35,982
Finance leases	21	-	-	157,948	-
Payroll and related charges		-	-	146,805	163,437
Tax obligations		2,241	1,592	39,605	68,013
Landing fees and duties		-	-	97,210	84,319
Advance for ticket sales	14	-	-	572,573	472,860
Dividends and interest on shareholders’ equity		577	75,610	577	75,610
Mileage program	15	-	-	18,399	50,080
Insurance payable		674	-	54,422	44,150
Other obligations	17	141,013	561	278,813	47,577

Total current liabilities		867,325	78,360	2,502,684	2,192,524

Non-current liabilities
Long-term borrowings	13	980,230	-	1,023,224	1,066,102
Finance leases	21	-	-	1,415,657	-
Deferred income taxes		41,032		327,738
Provision for contingencies	16	-	-	72,323	32,075
Provision for losses on investments	10	-	7,926	-	-
Other obligations		36,825	6,900	205,143	63,135

Total non-current liabilities		1,058,087	14,826	3,044,085	1,161,312

Shareholders’ equity	18
Capital stock		1,363,946	1,363,946	1,363,946	1,363,946
Capital reserves		89,556	89,556	89,556	89,556
Income reserves		918,565	954,823	918,565	954,823
Share-based payments		14,444	-	14,444	-
Treasury shares		(41,180)	-	(41,180)	-
Adjustments to asset valuation		(16,373)	2,667	(16,373)	2,667
Retained deficit		(994,565)	-	(994,565)	-

Total shareholders’ equity		1,334,393	2,410,992	1,334,393	2,410,992

Total liabilities and shareholders’ equity		3,259,805	2,504,178	6,881,162	5,764,828

GOL LINHAS AÉREAS INTELIGENTES S.A.

Consolidated income statements
December 31, 2008 and 2007
(In thousand of Brazilian reais,except per share amounts)

		Parent Company		Consolidated

	Note	2008	2007	2008	2007

		(Restated)		(Restated)
Gross operating revenue
Passenger	4	-	-	6,131,170	4,742,439
Cargo	4	-	-	218,937	171,968
Others	4	-	-	321,859	244,019

		-	-	6,671,966	5,158,426
Income and contributions taxes		-	-	(262,388)	(191,164)

Net operating revenues		-	-	6,409,578	4,967,262

Cost of services rendered	19	-	-	(5,540,265)	(4,403,438)

Gross profit		-	-	869,313	563,824

Operating expenses (income)
Commercial expenses	19	-	-	(588,735)	(367,866)
Administrative expenses	19	(21,346)	(8,436)	(365,842)	(256,182)
Financial expenses	20	(600,061)	(133,229)	(1,858,738)	(407,415)
Financial income	20	270,433	137,917	752,344	513,613

		(350,974)	(3,748)	(2,060,591)	(517,850)

Results of equity interest
Equity accounting		(825,041)	227,133	-	-

Non-operating results		-	-	-	(34,354)

Income (loss) before income and
social contribution taxes		(1,176,015)	223,385	(1,191,658)	11,620

Income and social contribution taxes	8	(61,099)	45,142	(45,456)	256,907

Net income (loss) for the year		(1,237,114)	268,527	(1,237,114)	268,527

Number of outstanding shares at the balance sheet date		202,300,591	202,300,255	202,300,591	202,300,255

Earnings per share (R$)		(6,12)	1,33	(6,12)	1,33

GOL LINHAS AÉREAS INTELIGENTES S.A.

Consolidated statement of changes in equity
Years ended December 31, 2008and 2007
(In thousands of Brazilian reais)

	Capital	Capital reserves		Income reserves

	Subscribed capital	Tax incentives	Subsidiary’s special goodwill reserve	Legal reserve	Reinvestment reserve	Share-based payments	Treasury shares	Adjustments to asset valuation	Retained earnings (deficit)	Total

Balances at December 31, 2006	993.654	60.369	29.187	67.439	921.632	-	-	(4.322)	-	2.067.959

Capital increase on April 9, 2007	369.860	-	-	-	-	-	-	-	-	369.860
Capital increase through exercise of share purchase options	432	-	-	-	-	-	-	-	-	432
Variation in unrealized results of hedge operation, net of taxes	-	-	-	-	-	-	-	6.989	-	6.989
Net income for the year	-	-	-	-	-	-	-	-	268.527	268.527
Reversion of portion of reserve for reinvestment	-	-	-	-	(47.674)	-	-	-	47.674	-
Proposed profit allocation:
Legal reserve	-	-	-	13.426	-	-	-	-	(13.426)	-
Dividends and interest on shareholders’ equity	-	-	-	-	-	-	-	-	(302.775)	(302.775)

Balances at December 31, 2007	1.363.946	60.369	29.187	80.865	873.958	-	-	2.667	-	2.410.992

Adjustments for initial adoption on Law No. 11,638/07, net of taxes	-	-	-	-	-	9,082	-	-	247,911	256,993
Variation in unrealized results of hedge operation, net of taxes	-	-	-	-	-	-	-	(15,039)	-	(15,039)
Unrealized loss on available-for-sale investments	-	-	-	-	-	-	-	(4,001)	-	(4,001)
Loss for the year	-	-	-	-	-	-	-	-	(1,237,114)	(1,237,114)
Share-based payments	-	-	-	-	-	5,362	-	-	(5,362)	-
Purchase of treasury shares	-	-	-	-	-	-	(41,180)	-	-	(41,180)
Management proposal for interim
dividends allocation:
Prior earnings distribution to be
approved by the Extraordinary
General Shareholders Meeting	-	-	-	-	(36.258)	-	-	-	-	(36,258)

Balances at December 31, 2008 (restated)	1,363,946	60,369	29,187	80,865	837,700	14,444	(41,180)	(16,373)	(994,565)	1,334,393

GOL LINHAS AÉREAS INTELIGENTES S.A

Consolidated statements of value added
December 31, 2008 and 2007
(In thousands of Brazilian reais)

	Parent Company		Consolidated

	2008	2007	2008	2007

	(Restated)		(Restated)
REVENUES
Transportation of passengers, cargo and other passenger revenues	-	-	6,671,966	5,158,426
Allowance for doubtful accounts	-	-	(34,238)	(12,931)

RESOURCES ACQUIRED FROM THIRD PARTIES,
including state value-added (ICMS) and federal excise
(IPI) taxes
Suppliers of fuels and lubricants	-	-	(2,630,834)	(1,898,840)
Supplies, power, third-party services and other inputs	(14,541)	(8,121)	(1,465,306)	(1,181,079)
Aircraft insurance	-	-	(42,813)	(44,646)
Commercial and advertising	-	-	(554,497)	(354,935)

GROSS VALUE ADDED	(14,541)	(8,121)	1,944,278	1,665,995

RETENTIONS
Depreciation and amortization	-	-	(138,282)	(101,740)

NET VALUE ADDED PRODUCED BY THE COMPANY	(14,541)	(8,121)	1,805,996	1,564,255

VALUE ADDED RECEIVED IN TRANSFERS
Tax credits on accumulated tax losses	-	45,142	-	368,035
Results of shareholdings	(825,041)	227,133	-	-
Financial income (expense)	(236,772)	6,564	(900,897)	289,568

TOTAL VALUE ADDED DISTRIBUTABLE	(1,076,354)	270,718	905,099	2,221,858

DISTRIBUTION OF VALUE ADDED
Employees	(9,695)	(21)	(807,176)	(659,244)
Government	(61,110)	(2,168)	(484,451)	(469,839)
Financiers	(92,856)	(2)	(205,497)	(162,715)
Lessors	2,901	-	(645,089)	(661,533)
Shareholders	(36,258)	(302,775)	(36,258)	(302,775)
Reinvestments	1,273,372	34,248	1,273,372	34,248

TOTAL DISTRIBUTED ADDED VALUE	1,076,354	(270,718)	(905,099)	(2,221,858)

GOL LINHAS AÉREAS INTELIGENTES S.A.

Consolidated statements of cash flows Year sended
December 31, 2008 and 2007
(In thousands o fBrazilian reais)

	Parent Company		Consolidated

	2008	2007	2008	2007

	(Restated)		(Restated)

Net income (loss) for the year	(1,237,114)	268,527	(1,237,114)	268,527
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	-	-	104,900	101,741
Provision for doubtful accounts	-	-	34,238	12,931
Allowance for inventories obsolescence	-	-	(7,739)	-
Provision for contingencies and others	-	-	40,248	26,360
Other provision	-	-	102,615	-
Deferred income taxes	54,054	(45,142)	(11,882)	(368,035)
Equity pick-up	825,041	(227,133)	-	-
Net foreign exchange flutuations	264,221	30,688	705,415	(137,114)
Unrealized hedge result, net of taxes	-	(6,821)	-	-
Changes in operating assets and liabilities:
Adjustments for initial adoption on Law No. 11,638/07	242,550	-	242,550	-
Accounts receivable	-	-	536,968	(232,533)
Inventories	-	-	7	(129,319)
Prepaid expenses, taxes recoverable and other receivables	74,060	53,398	58,397	(50,904)
Suppliers	3,103	412	(42,645)	137,469
Advance of ticket sales	-	-	99,713	98,800
Mileage program	-	-	(31,681)	(20,810)
Income taxes payable	(3,229)	(42,886)	12,295	(32,168)
Payroll and related charges	-	-	(16,632)	72,169
Share-based payments	14,444	-	14,444	-
Other obligations	96,017	(103,545)	225,886	49,978

Net cash provided by (used in) operating activities	333,146	(72,502)	829,981	(202,908)

Cash flows from investing activities
Financial investments	117,222	303,681	295,670	489,719
Restricted cash	(160,501)	-	(176,697)	-
Investments in permanent assets	259,863	(201,297)	884,847	(194,087)
Dividends received	-	173,717	-	-
Guarantee deposits for leasing contracts	(548)	-	(46,157)	54,822
Maiteinance deposits	37,635	-	(372,008)	-
Purchase of treasury shares	(41,180)	-	(41,180)	-
Purchase of property, plant and equipment, including pre-delivery deposits	(957,559)	-	(984,040)	(541,573)
Intangible assets	-	-	(1,024,290)	-
Others	274	-	24,461	(16,157)

Net cash generated by (used in) investing activities	(744,795)	276,101	(1,439,394)	(207,276)

Cash flows from financing activities
Loans and borrowings	1,435,129	-	(57,506)	867,633
Credits with related parties	(1,063,318)	-	-	-
Capital increase	-	2,441	-	2,441
Dividends paid	(36,258)	(250,705)	(36,258)	(250,705)
Unrealized hedge result, net of taxes	(19,040)	6,989	(19,040)	6,989

Net cash generated by (used in) financing activities	316,513	(241,275)	(112,804)	626,358

Net increase (decrease) in cash and cash equivalents	(95,136)	(37,676)	(722,217)	216,174

Cash and cash equivalents at the beginning of the period	98,656	136,332	916,164	699,990

Cash and cash equivalents at the end of the period	3,520	98,656	193,947	916,164

Supplemental disclosure of cash flow information
Interest paid for the year	92,856	-	205,497	163,764
Income tax and social contribution paid for the period	7,045	-	57,338	85,070

Non-cash investing activities
Finance leases	-	-	1,573,607	-
Special goodwill reserve	5,838	5,838	5,838	5,838
Capital increase through issuance of shares for
VRG acquisition	-	367,851	-	367,851
Goodwill calculated on VRG’s capital deficit	-	-	-	507,827

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

1. Restatement of the financial statements for December 31, 2008

The financial statements for the year ended December 31, 2008, originally published on March 31, 2009, were adjusted after publication to remedy misstatements found mainly in the computation of deferred income tax and social contribution on net profit on the adjustments of the opening balance on the transition date in connection with the adoption of Law No. 11638/07 and Provisional Executive Order (MP) No. 449/08, as set out in Note 3. As mentioned hereinafter, the adjustments resulted in increase in deferred income tax and social contribution on net profit under non-current liabilities, matched against a reduction in the opening shareholders’ equity on the transition date whose movement in 2008 resulted in a reduction in expenses with deferred income tax and social contribution on net profit and, as a consequence, in a reduction in loss for the year by R$149,321 in the consolidated financial statements and in an increase in expenses with income tax and social contribution on net profit and in loss for the period by R$4,138 in the parent company’s financial statements. Also, Note 8 – Deferred taxes and taxes to offset and provision for income tax and social contribution on net profit (formerly Note 7) was restated to show the breakdown and the movement in deferred income tax, as well the reconciliation of the effective rate after corrections. Note 4x (formerly 3x) was also restated to show the new reconciliation to the financial statements prepared in accordance with the international standards issued by the International Accounting Standards Board (IASB), which were restated as well, mainly in connection with the adjustments arising from the acquisition of VRG and the computation of deferred income tax.

The balances of restated accounts at December 31, 2008 are shown below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

1. Restatement of financial statements of the year ended December 31, 2008--Continued

	Parent Company		Consolidated

	Published	Restated	Published	Restated

ASSETS
Current
Deferred taxes and carryforward	29,086	28,100	133,906	110,767
Prepaid expenses	4,588	8,289	120,100	123,797

Total current assets	354,422	357,137	1,576,097	1,556,655

Non-current
Long-term assets
Deferred taxes	6,274	39,620	363,105	620,485
Other credits	7,844	58,794	21,812	72,762

Total non-current assets	1,160,890	1,245,186	993,132	1,301,462

Permanent assets
Investments	676,098	699,923	-	-
Deferred charges	274	-	-	-

Total permanent assets	1,633,931	1,657,482	4,023,045	4,023,045

Total non-current assets	2,794,821	2,902,668	5,016,177	5,324,507

Total assets	3,149,243	3,259,805	6,592,274	6,881,162

	Parent Company		Consolidated

	Published	Restated	Published	Restated

LIABILITIES
Current
Deferred taxes
Tax obligations	753	-	63,715	-
Other obligations	133,837	141,013	271,643	278,813

Total current liabilities	860,902	867,325	2,559,229	2,502,684

Non-current
Deferred taxes	4,064	41,032	49,476	327,738
Other obligations	-	36,825	168,318	205,143

Total non-current liabilities	984,294	1,058,087	2,728,998	3,044,085

Shareholders’ equity	(1,024,911)	(994,565)	(1,024,911)	(994,565)

Accumulated losses	1,304,047	1,334,393	1,304,047	1,334,393

Total liabilities and shareholders’ equity	3,149,243	3,259,805	6,592,274	6,881,162

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

1. Restatement of financial statements of the year ended December 31, 2008--Continued

	Parent Company		Consolidated

	Published	Restated	Published	Restated

Finacial income	272,125	270,433	754,036	752,344
Income taxes and social contribution	(56,961)	(61,099)	(194,777)	(45,456)
Equity	(978,773)	(825,041)	-	-

Loss of the year	(1,384,743)	(1,237,114)	(1,384,743)	(1,237,114)

Loss per share (R$)	(6,84)	(6,12)	(6,84)	(6,12)

The statements of changes in equity, cash flow statements and added value statements are also restated to reflect, maily, the effects of reduction in loss of the year decorring to the adjustment of deferred income taxes and social contribution.

2. Business overview

Gol Linhas Aéreas Inteligentes S.A. (the Company, Parent Company or GLAI) is a joint stock corporation organized under Brazilian law. The Company’s object is exercising shareholding control over VRG Linhas Aéreas S.A. (VRG) and, through subsidiary or associated companies, engage in the following activities: (i) regular and non-regular domestic and international airline transportation of passengers, cargo or mail baggage, in conformity with concessions granted by the appropriate authorities; and (ii) complementary airline transportation services involving the chartering of passenger, cargo and mail services.

The Company’s shares are traded on the New York Stock Exchange – NYSE and the São Paulo Stock Exchange – BOVESPA. The Company adopts BOVESPA’s Level 2 Differentiated Corporate Practices and its shares are included in the indexes of Shares with Differentiated Corporate Governance – IGC and Shares with Differentiated Tag Along Rights – ITAG, which were created by the São Paulo Exchange to differentiate companies that undertake to adopt differentiated corporate governance practices.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

3. Basis for preparation and presentation of the financial statements and initial adoption of law n°. 11.638/07 and provisory measure n°. 449/08

Authorization to conclude these restated Financial Statements was granted at the meeting of the Board of Directors held on May 4, 2009.

The individual and consolidated financial statements of the Parent Company and its subsidiaries for the year ended December 31, 2008 have been prepared in accordance with accounting principles generally accepted in Brazil (BR GAAP), the rules of the Brazilian Securities Commission - CVM, the Chart of Accounts of the National Civil Aviation Agency – ANAC, the technical pronouncements of the Accounting Pronouncements Committee (CPC), and pursuant to the provisions contained in the Brazilian Corporation Law, as recently altered by Law No. 11.638/07 and Provisory Measure No. 449/08, aligned with specific international accounting policies for the airline industry, based on international accounting standards in the absence of specific local rules.

In conformity with the provisions contained in CVM Decision No. 565 of December 17, 2008, which approved accounting pronouncement No. CPC 13 – Initial Adoption of Law No. 11.638/07 and Provisory Measure (MP) No. 449/08, the Company established the transition date for adoption of the new accounting policies as January 1, 2008. The transition date is defined as being the starting point for adoption of the changes of applicable Brazilian accounting policies and represents the base date as of which the Company has prepared its initial balance sheet adjusted by these new accounting provisions for 2008.

Under CPC 13 companies were not required to apply the provisions of NPC 12 and CVM Decision No. 506/06 – Accounting Policies, Changes in Accounting Estimates and Correction of Errors, in their initial adoption of Law No. 11.638/07 and MP No. 449/08. Such decision by the securities commission requires that, besides itemizing the effects of adopting the new accounting policies on the retained earnings (deficit) account, companies are to show the opening balance for the accounts or group of accounts relating to the oldest period for comparison purposes, as well as to present other comparative amounts as if the new accounting policy had always been in effect.

The Company exercised the option provided in CPC 13 and reflected the adjustments arising from the changes in accounting policies against the retained earnings (deficit) account as of January 1, 2008. The financial statements for the year ended December 31, 2007, presented together with the 2008 statements, were prepared according to BR GAAP in effect up to December 31, 2007 and, as permitted by Technical Pronouncement No. CPC 13 – Initial Adoption of Law No. 11.638/07 and MP 449/08, are not being presented with the adjustments for purposes of comparison between the years.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

3. Basis for preparation and presentation of the financial statements and initial adoption of law n°. 11.638/07 and provisory measure n°. 449/08--Continued

The changes in accounting practices that affect preparation or presentation of the financial statements for the year ended December 31, 2008 and the opening balance sheet as of January 1, 2008 have been measured and recorded based on the accounting pronouncements described below, as issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities Commission (CVM):

  Conceptual Structure for Preparation and Presentation of Financial Statements, approved by CVM Decision No. 539 of March 14, 2008;
  CPC 01 – Reduction of Recoverable Value of Assets, approved by CVM Decision No. 527 of November 1, 2007;
  CPC 02 - Effects of Changes in Exchange Rates and Translation of Financial Statements, approved by CVM Decision No. 534 of January 29, 2008;
  CPC 03 – Statement of Cash Flows, approved by CVM Decision No. 547 of August 13, 2008;
  CPC 04 – Intangible Assets, approved by CVM Decision No. 553 of November 12, 2008;
  CPC 05 – Disclosures regarding Related Parties, approved by CVM Decision No. 560 of December 11, 2008;
  CPC 06 – Commercial Leasing Operations, approved by CVM Decision No. 554 of November 12, 2008;
  CPC 09 – Statement of Value Added, approved by CVM Decision No. 557 of November 12, 2008;
  CPC 10 – Share-based Payments, approved by CVM Decision No. 562 of December 17, 2008;
  CPC 12 – Adjustment to Present Value, approved by CVM Decision No. 564 of December 17, 2008;
  CPC 13 – Initial Adoption of Law No. 11.638/07 and MP No. 449/08, approved by CVM Decision No. 565 of December 17, 2008;
  CPC 14 – Financial Instruments: Recognition and Measurement, approved by CVM Decision No. 566 of December 17, 2008.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

3. Basis for preparation and presentation of the financial statements and initial adoption of law n°. 11.638/07 and provisory measure n°. 449/08--Continued

The opening balance sheet as of December 31, 2007 (transition date) was prepared considering the exceptions required and the following optional exemptions, as permitted by accounting pronouncement CPC 13:

a) Exemption regarding presentation of comparative financial statements

The 2007 financial statements were prepared based on accounting policies in effect in 2007. The Company adopted the option contained in CPC 13 of not adjusting the 2007 financial statements to the 2008 accounting standards. The Company already presented statements of cash flows and value added and elected to no longer present the statement of changes in financial position for the years closed as from January 1, 2008.

b) Exemption regarding considerations of calculation of adjustment to present value

The Company appraised the situations in which there were differences between the nominal and future values of cash flows discounted at a market interest rate. Such appraisal process resulted in the adjustment of certain long-term accounts receivable based on negotiations with lessors, the net effect of the tax effects was not considered material to equity or income and, for this reason, was not booked. Prior to Law No. 11.638/07, revenues from airfares financed by customers were already booked at the value of the fare excluding the financial charges of the installment payments chosen by the customers.

c) Neutrality for tax purposes of initial application of Law No. 11.638/07 and MP No. 449/08

The Company and its direct subsidiary should be electing the Transition Tax System (RTT) instituted by MP No. 449/08, whereby calculations of Corporate Income Tax (IRPJ), Social Contribution on Net Income (CSLL), Social Integration Program (PIS) and Social Security Finance (COFINS) contributions for the two-year period of 2008-2009 continue to be determined based on the accounting methods and criteria defined by Law No. 6.404 of December 15, 1976, the Brazilian Corporation Law in effect as of December 31, 2007. Accordingly, the deferred IRPJ and CSLL calculated on the adjustments resulting from adoption of the new accounting policies under Law No. 11.638/07 and MP No. 449/08 have been booked in the Company’s financial statements, when applicable, in conformity with CVM Instruction No. 371. The Company will set out its election of such option in its Corporate Income Tax Return (DIPJ) for filing year 2009.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

3. Basis for preparation and presentation of the financial statements and initial adoption of law n°. 11.638/07 and provisory measure n°. 449/08--Continued

The following accounting policies adopted as from January 1, 2008 have been changed or begun to be adopted as a result of Law No. 11.638/07 and MP No. 449/08:

Finance leases

The assets covered by commercial leasing agreements in effect as of the transition date and classified under financial leases have been recorded under property and equipment at the lower of fair market value and present value of the balance of minimum payments scheduled on the initial dates of the finance lease agreements, adjusted by accumulated deprecation calculated from the starting date of the agreement through the transition date, based on the depreciation rates adopted by the Company according to the nature of each asset.

Prior to the transition date for adoption of Law No. 11.638/07 and MP No. 449/08, all leasing agreements were classified as operating leases and charged to results as installment payments were made.

Maintenance expenditures

As a result of the recognition under property and equipment of the commercial leasing agreements classified as financing leases, the Company began booking the maintenance expenditures for the assets under property and equipment according to the scheduled stoppage method, based on which the costs incurred on material regular maintenance jobs are included as a specific component of property and equipment and depreciated through to the next schedule stoppage with simultaneous write-off of the cost and accumulated depreciation of the components that were replaced. Expenditures on maintenance of aircraft covered by operating lease agreements are booked as maintenance expenses at the time the maintenance work is performed.

Deposits for maintenance of aircraft and engines performed under determined leasing agreements, booked as leasing expenses up to December 31, 2007, have begun to be recognized under assets for as long as the maintenance work does not actually take place. Maintenance expenses are booked under income upon effective performance of the maintenance work. The adjustment, net of taxes, in relation to the opening balance, in the amount of R$ 212,753, has been made in the Retained Earnings (Deficit) account.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

3. Basis for preparation and presentation of the financial statements and initial adoption of law n°. 11.638/07 and provisory measure n°. 449/08--Continued

Costs of return of aircraft leased on an operating lease basis

The Company is contractually bound to return the leased aircraft at a defined activity level. The Company recognizes the obligations related to the costs of returning the aircraft on the contractually required terms when the conditions of the aircraft are not in conformity with the contractual terms for their return.

Depreciation

Based on the classification of the aircraft leased on a finance lease basis under property and equipment, the estimated economic life span and the depreciation rates for the engines, spare parts and parts of replacement sets have been revised and changed to 5% (five per cent) per annum, in view of the alignment with depreciation of the aircraft components. The relative net adjustment to the opening balance in the amount of R$83,164 was carried out in the Retained Earnings (Deficit) account.

Financial instruments

Prior to December 31, 2007, the Company already adopted hedge transaction accounting policies that were in line with international standards and with policies already adopted by financial institutions in Brazil, such that there were no material impacts upon initial adoption of Law No. 11.638/07.

Share-based payments

The Company maintains a stock option remuneration plan, the effects of which were disclosed and were not recognized in the financial statements as of December 31, 2007. The opening adjustment in the amount of R$ 9,082 relating to the adoption of Law No. 11.638 was made in retained earnings (deficit). The income (loss) for the year and shareholders’ equity as of December 31, 2008 were decreased by R$ 5,362 as a result of the booking of expenses on remuneration based on stock purchase options.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

3. Basis for preparation and presentation of the financial statements and initial adoption of law n°. 11.638/07 and provisory measure n°. 449/08--Continued

Deferred charges

The net balance of deferred charges, in the amount of R$ 15,383, made in the consolidated statements as of the transition date, mainly represented by pre-operating and expenditures on development of projects and systems, was written off from retained earnings (deficit).

Functional currency, reporting currency and translation of transactions denominated in foreign currencies

The Company’s functional currency is the Brazilian Real, as is the currency for preparation and presentation of the Company and consolidated financial statements. The functional currency of the subsidiary valued according to the equity accounting method and included in consolidation is likewise the Real. Subsidiaries located overseas also use the Real as their functional currency and, since they do not have economic, administrative and operational independence, they are considered as an extension of the Company’s activities and thus treated as branches, such that their assets, liabilities, revenues, expenses and cash flows in Reais have been distributed, line by line, in the Parent Company’s financial statements.

Monetary assets and liabilities denominated in foreign currency are translated into the functional currency using the exchange rate in effects on the respective balance sheet dates. Gains and losses resulting from the updating of such assets and liabilities between the exchange rate of the transaction dates and the year-end closing dates are recognized as financial income or expenses in the income statements.

The adjustments made to the Retained Earnings (Deficit) account as a result of the initial adoption of Law No. 11.638/07 and MP 449/08 are summarized below:

Increase / (decrease) of shareholders’ equity:	(Restated)

Capitalization of finance leases, net of depreciation	58,646
Aircraft development costs	(87,005)
Maintenance expenses	212,753
Write-off of deferred charges	(15,383)
Remuneration based on stock purchase options	(9,082)
Depreciation of aircraft components classified as finance leases	83,163
Other items	4,819

Adjustments of initial adoption of Law No. 11.638/07 as of January 1, 2008, net of taxes, after corrections on the calculation of deferred income tax and social contribution	247,911

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

3. Basis for preparation and presentation of the financial statements and initial adoption of law n°. 11.638/07 and provisory measure n°. 449/08--Continued

Reclassifications

Besides the adjustments resulting from changes in accounting policies with effects on shareholders’ equity as of the transition date, the Company identified the reclassifications summarized below, mainly as a result of the creation of the intangible assets sub-group to record the rights covered by incorporeal assets, including the goodwill arising on the purchase of VRG Linhas Aéreas S.A., based on expectations of future results, in the amount of R$ 883,296 as of the transition date, and rights to use computer software programs:

	Balances as of January 1, 2008

Account	Prior to reclassification	Amounts	After reclassification

Prepaid expenses (a)	143,756	(13,335)	130,421
Investments (b and d)	884,847	(884,847)	-
Property and equipment (c)	1,251,423	(31,188)	1,220,235
Deferred charges (d)	24,462	(1,154)	23,308
Intangible assets (b, c and d)	-	917,189	917,189
Loans – Non-current (a)	(1,066,102)	13,335	(1,052,767)

	1,238,386	-	1,238,386

(a)	Reclassification of expenditures on issue of debt securities previously classified as prepaid expenses and amortized over the course of the terms of the respective instruments as a reducing account of the respective liabilities;
(b)	Reclassification of the goodwill arising on the acquisition of VRG, previously classified as investments, to intangible assets;
(c)	Reclassification of software use rights previously booked under property and equipment to intangible assets;
(d)	Reclassification of expenditures on development and implementation of projects and systems, previously classified under deferred charges, to intangible assets.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

Effects of the initial adoption of Law No. 11.638/07and MP No. 449/08 as of December 31, 2008:

The following table shows a brief description (and effects on consolidated results for 2008 and shareholders’ equity as of December 31, 2008) of the initial adoption of Law No. 11.638/07 and MP No. 449/08, showing the result that would be obtained had the changes in accounting policies relating to such legislation and regulation not been adopted.

	Consolidated

	Results for	Shareholders’
	the year	equity

Balance at December 31, 2008 before adoption of Law
No. 11.638/07 and MP No. 449/08	(1,099,076)	1,192,986

Finance leases, net of depreciation	(353,902)	(265,045)
Aircraft development costs	29,211	(102,615)
Maintenance deposits	69,635	391,989
Write-off of deferred charges	(6,627)	(29,935)
Expenses on share-based payments	(5,362)	-
Financial instruments	(18,453)	4,001
Aircraft sale-leaseback transactions	23,431	22,606
Other items	55,681	181,685
Effect of IRPJ and CSLL on adjustments	68,348	(61,279)

Balance at December 31, 2008 after adoption of Law
No. 11.638/07 and MP No. 449/08 (restated)	(1,237,114)	1,334,393

4. Summary of significant accounting policies adopted in preparing the Financial Statements

The chief accounting policies adopted by the Company in preparing its Financial Statements are described as follows:

a) Criteria for consolidation

The consolidated financial statements include the accounts of Gol Linhas Aéreas Inteligentes S.A. and its direct subsidiary VRG Linhas Aéreas S.A., which merged upstream and succeeded Gol Transportes Aéreos S.A. and GTI S.A.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

The process of consolidating balance sheet and income statement accounts involves horizontally summing up the balances of the asset, liability, revenue and expenses accounts, according to their nature, complemented by eliminating the shares held by the Parent Company in the capital, reserves and retained earnings of the subsidiary and the balances of revenues and expenses resulting from significant intercompany transactions. The exclusive funds booked as short-term investments in marketable securities are consolidated.

b) Accrual of results

The results of operations are calculated based on the accrual accounting method. Passenger transportation revenues are recognized when the services are effectively carried out. Obligations for fares sold corresponding to unearned transportation income are shown under current liabilities, based on a one-year period for utilization. Cargo transportation revenues are likewise recognized when the transportation services are effectively carried out. Other revenues are represented by chartering services, fees for alteration of flight bookings, revenues from sale of mileage and other services, which are also recognized when the services are performed. No revenue is booked if there is significant uncertainty as to its realization. Interest income and expense is recognized under the effective interest rate method as financial revenues and expenses in the income statement.

c) Cash and cash equivalents

This account includes cash on hand, current bank accounts and investments in marketable securities redeemable within 90 days of the balance sheet date and insignificant risk of their value changing in relation to market. Marketable securities classified as cash equivalents are booked in the category of financial assets appraised at their fair market value based on results.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

4. Summary of significant accounting policies adopted in preparing the Financial Statements--Continued

d) Financial instruments

Non-derivative financial instruments

The non-derivative financial instruments include investments in marketable securities, debt instruments and equities, accounts receivable and other receivables, loans and financings, other accounts payable and other debts. The financial instruments are initially recognized at their fair market value plus the costs directly attributable to their purchase or issue, except those classified under the category of instruments appraised at their fair market value based on results, for which the costs are booked directly in results for the year. Subsequent to initial recognition, the non-derivative financial instruments are measured as of each balance sheet date according to their classification, which is defined upon initial recognition based on the purposes for which they were acquired or issued, as described below:

a. Financial assets measured at fair market value based on results: these include financial assets acquired for sale and repurchase on a short-term basis, designated upon initial recognition at fair market value by means of results, measured at fair value, with the interest, monetary restatement, exchange variation and variations resulting from appraisal of fair value being recognized in results as financial revenues or expenses, when incurred.

b. Financial assets or liabilities held to maturity: these include financial instruments with fixed or determinable payments with defined maturities, for which the Company has the intention and capacity to hold to maturity. After the initial recognition they are measured at the amortized cost based on the effective interest rate method using a discount rate that, when applied to the estimated future yields over the expected time the financial instrument will remain effective, results in the net book value. The interest, monetary updating, exchange variation, less losses in recoverable value, when applicable, are recognized in results as financial revenues or expenses, when incurred.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

4. Summary of significant accounting policies adopted in preparing the Financial Statements--Continued

d) Financial instruments--Continued

c. Loans granted and receivable: these include financial instruments with fixed or determinable payments that are not quoted on an active market which, after initial recognition are measured based on the amortized cost under the effective interest rate method. The interest, monetary updating, exchange variation, less losses in recoverable value, when applicable, are recognized in results as financial revenues or expenses, when incurred.

d. Available for sale: these include financial assets that do not match the above categories, measured at their fair market value. When applicable, interest, monetary updating and exchange variation are recognized in results when incurred, and the variations resulting from the difference between the value of the investment updated on contractual terms and that according to the fair market value are recognized under Shareholders’ Equity in the account entitled Equity appraisal adjustments for as long as the asset is not realized, and reclassified to results after realization, net of tax effects.

The principal non-derivate financial assets recognized by the Company are cash and cash equivalents, marketable securities and trade accounts receivable.

Short-term investments in fixed income securities, equities, bonds and Certificates of Bank Deposit – CDB’s refer to investments in marketable securities redeemable in a period of more than 90 days from the balance sheet date, which are purchased in order to reduce deterioration of the Company’s cash position over the course of time. The Company’s cash policy determines that securities are to be purchased that feature the characteristics of being rapidly convertible into cash, involve low transaction costs, are of a highly liquid nature and are contracted with leading financial institutions. The Company does not engage in investments involving securities for speculative purposes or to make deals.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

4. Summary of significant accounting policies adopted in preparing the Financial Statements--Continued

d) Financial instruments--Continued

Financial liabilities are classified according to the following categories based on the nature of the financial instruments contracted or issued:

a. Financial liabilities measured at fair value based on results: these include financial liabilities normally traded prior to maturity, liabilities designated upon initial recognition at fair market value based on results and derivatives, except those designated as hedge instruments. They are remarked to fair market value at each balance sheet date. The interest, monetary updating, exchange variations and variations resulting from appraisal of fair value, when applicable, are recognized in results, when incurred.

b. Financial liabilities not marked at fair value: non-derivative financial liabilities that are not normally traded prior to maturity. After initial recognition they are remeasured at cost amortized based on the effective interest rate method. The interest, monetary updating and exchange variation, when applicable, are recognized in results when incurred.

The principal financial liabilities recognized by the Company are trade accounts payable, loans and financings.

The market value of the financial instruments actively traded on organized markets is determined based on the market quotations as of the balance sheet closing date. If there is no active market or public quotation, the fair value is determined based on appraisal techniques that include the use of recent market transactions between independent parties, reference to the market value of similar financial instruments, analysis of discounted cash flows or other models for pricing options that make the greatest possible use of market information.

Derivative financial instruments

As part of its risk management program, the Company uses a variety of financial instruments, including oil purchase options, oil collar structures, swap agreements pegged to the price of oil and foreign currency futures contracts. The Companhia does not retain or issue derivative financial instruments for trading purposes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

4. Summary of significant accounting policies adopted in preparing the Financial Statements--Continued

d) Financial instruments--Continued

Derivative financial instruments

As there is no futures market for aviation fuel in Brazil, the Company uses international crude oil derivatives to hedge its exposure in relation to increases in the price of aviation fuel. Historically, there has been a marked correlation between international crude oil prices and Brazilian aviation fuel prices, such that crude oil derivatives are effective in offsetting fluctuations in aviation fuel prices to supply short-term hedges against sudden rises in the average prices of aviation fuel.

Given that the majority of the Company’s derivative financial instruments for fuel are not negotiated on a market, the Company estimates their fair values depending on the type of instrument, using an appraisal method for present value or a standard pricing model for options employing premises based on the prices of commodities according to its tracking of the respective markets. Likewise, since there is no reliable futures market for aviation fuel, the Company estimates future aviation fuel prices in order to measure the effectiveness of the hedge instruments in offsetting changes in prices.

The Company also uses other derivative financial instruments such as derivative currency futures contracts and interest rate swaps to protect itself from exchange and interest rate risks, respectively. These derivative financial instruments derivatives are initially recognized at their faire value on the date the derivative contract is signed and subsequently remeasured. The derivatives are booked as financial assets when the fair market value increases and as financial liabilities when the fair value decreases.

The fair market value of currency futures contracts is the difference between the future exchange rate and the contractual rate. The future exchange rate is referenced to the current exchange rate for contracts with similar maturities and other characteristics. The fair value of the interest rate swap contracts is determined by reference to market values for similar instruments.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

4. Summary of significant accounting policies adopted in preparing the Financial Statements--Continued

d) Financial instruments--Continued

Derivative financial instruments--Continued

For hedge accounting purposes, the hedge instrument is classified as a cash flow hedge when it protects against the exposure to fluctuations in cash flow that are attributable to a particular risk associated with an asset or liability recognized regarding an operation that is highly likely to occur or to an exchange rate risk for an unrecognized firm commitment.

At the beginning of a hedge transaction, the Company designates and formally documents the item covered by the hedge, as well as the objective of the risk policy and hedge transaction strategy. Documentation includes identification of the hedge instrument, the item or transaction to be protected, the nature of the risk to be hedged and how the entity will appraise the effectiveness of the hedge instrument in offsetting exposure to variations in the fair value of the item covered or the cash flows attributable to the risk covered. The expectation is that such hedge instruments will be highly effective in offsetting the alterations in fair value or cash flows and they are constantly appraised to determine if they really have been highly effective throughout the entire period for which they have been designated.

Hedge instruments that are found to be in conformity with the hedge accounting criteria described above are booked in the following manner:

Cash flow hedge

The effective portion of the hedge gain or loss is booked directly in shareholders’ equity, while any ineffective portion is immediately recognized as a financial revenue or expense in results for the year.

The amounts classified under Shareholders’ Equity as equity appraisal adjustments are appropriated to results when the hedged item affects results, rectifying the value oft eh expense covered by the hedge. When the item that is the object of the hedge cover is the cost of a non-monetary asset or liability, the amounts appropriated to equity are booked at the initial amount as a non-monetary asset or liability.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

4. Summary of significant accounting policies adopted in preparing the Financial Statements--Continued

d) Financial instruments--Continued

Derivative financial instruments--Continued

Cash flow hedge--Continued

If it is not expected that the firm commitment will occur, the amounts previously recognized under equity are appropriated to results. If the instrument covering the hedge expires or is sold, finalized or exercised without replacement or rollover, or if its designation as a hedge is revoked, the amounts previously recognized under equity are appropriate to results.

Outstanding derivative contracts are designated as cash flow hedges for accounting purposes. For as long as they remain open, these contracts are booked at fair value in the balance sheet, with the effective portion of the change in fair value being recorded under equity, in the equity appraisal account entitled unrealized results of hedge operations. All changes in the fair value of instruments that are by definition considered effective are booked under unrealized hedge results until such time as the exposure is realized, such as, for example, when the fuel is consumed. Alterations in fair market value that are not considered effective are booked as financial revenues or expenses in the income statement.

The Company measures the effectiveness of the hedge instruments in offsetting variations in prices based on its accounting policy for measurement of derivative instruments defined in its risk management policy, which considers that instruments are effective if they offset between 80% and 125% of the variation in price of the item for which the hedge has been contracted.

Any gain or loss resulting from alterations in the fair market value of the derivative financial instruments during the year in which they are not qualified for hedge accounting, as well as the ineffective portion of the instruments designated for hedge accounting are recognized directly in results.

Current and non-current classification

Ineffective derivative financial instruments are classified as current and Non-current or segregated between current and Non-current according to management’s appraisal of the facts and circumstances.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

4. Summary of significant accounting policies adopted in preparing the Financial Statements--Continued

d) Financial instruments--Continued

Derivative financial instruments--Continued

Current and non-current classification--Continued

Derivative financial instruments that are designed as hedges and effective are classified in a manner that is consistent with the classification of the item covered by the hedge. The derivative financial instrument is segregated between current and Non-current only if such separation can be carried out in a reliable manner.

The market value of the derivative financial instruments is determined using the closing amounts for the period and the relevant underlying quotations, except for option agreements where the amounts are determined by adopting the Black & Scholes pricing methodology, with the variables and information relating to the volatility coefficients being obtained by means of recognized providers of market information.

e) Accounts receivable

These current assets are shown at realizable amounts. The allowance for doubtful accounts has been set up in an amount considered sufficient by management to cover those credits where realization is considered uncertain, based on an appraisal of the respective risks and historical analysis of the recoverability of amounts overdue.

f) Inventories

The Company’s inventories are comprised of maintenance and warehouse supplies, valued at average cost, which does not exceed their market value, including imports in transit and reduced by a provision for slow-moving and obsolescent inventories, when applicable.

g) Guarantee deposits

These items include deposits for guarantee of lease agreements, and also deposits in court. As required under the lease agreements, the Company makes deposits with the commercial leasing companies that are denominated in U.S. Dollars, do not earn interest and are reimbursable upon termination of the agreements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

4. Summary of significant accounting policies adopted in preparing the Financial Statements--Continued

h) Aircraft and engine maintenance deposits

Under some of its lease agreements the Company is responsible for maintenance of the aircraft that it leases. Accordingly, the Company makes deposits for maintenance of the airplanes and their engines, to be used in future maintenance work. The amounts of the deposits are determined in the agreements based on performance measurements such as flight hours or cycles, and the deposits are used to pay the maintenance work carried out, which may be reimbursed to the Company at the end of the agreements. Such maintenance deposits do not exempt the Company from the contractual obligations assumed for maintenance or the risk associated with its activities, and the costs of maintaining the aircraft are its responsibility in its capacity as lessee. The Company has the right to choose the firms that perform the maintenance work or to handle the work itself internally. Maintenance costs are recognized in results when they are effectively incurred, according to the policy for booking maintenance expenditures. Some of the agreements establish that the existing deposits in excess of the maintenance costs incurred are not reimbursable. Such excesses may occur if the amounts previously used for maintenance are less than the amounts deposited. Any excesses retained by the lessor upon expiration of the agreement that are not considered significant are booked as an additional lease expense as from the date on which it is no longer probable that the existing deposits will be used for maintenance. The Company conducts analyses of the conditions of the aircraft at the beginning of the agreement and also on a quarterly and annual basis or whenever events or changes in circumstances occur that indicate that the amounts will not be recoverable, in order to estimate the potential for a substantial loss of such amounts.

The Company’s accounting policy for maintenance expenditures requires that it estimate the cost of all maintenance services required during the lease period. Such estimates are based on management’s experience and available industry data, including statistical reports detailing the operating history of the fleet published by manufacturers of aircraft engines and components. Also, the Company has agreements with some lessors to replace the deposits with letters of credit in order to permit use of the deposits to cover other expenses relating to the lease agreements. Moreover, many aircraft lease agreements do not call for maintenance deposits.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

4. Summary of significant accounting policies adopted in preparing the Financial Statements--Continued

h) Aircraft and engine maintenance deposits--Continued

Management conducts regular analyses regarding the recovery of the maintenance deposits and believes that the amounts recorded in the consolidated balance sheet as aircraft and engine maintenance deposits are recoverable. There are no indications of deterioration of the maintenance deposits.

i) Investments

Investments in subsidiaries are valued and recorded under the equity accounting method, hence being recognized in results as an operating revenue or expense based on the subsidiary’s financial statements as of the same balance sheet date, according to accounting policies that are consistent with Company practices. Investments in subsidiary companies that essentially represent an extension of the Company overseas have been included line for line in the individual and consolidated financial statements, while all other investments are valued and recognized at cost.

j) Property and equipment

Assets included in the Company’s property and equipment are recorded at cost of acquisition or construction, including interest and other financial charges. Property and equipment also includes pre-payments for aircraft being manufactured, including interest and financial charges incurred during manufacturing and leasehold improvements. Depreciation is calculated by the straight-line method at rates that take into consideration the estimated economic life span of the assets. Leasehold improvements, as well as improvements to aircraft, furniture and airport facilities are depreciated based on the terms of the rental or lease agreements.

Expenditures on maintenance of components of property and equipment are booked under the scheduled stoppage method, based on which the direct costs related to parts to be replaced during the maintenance work are recorded as a specific component of the property and equipment depreciated over the useful life span, defined as the period to the next schedule maintenance.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

4. Summary of significant accounting policies adopted in preparing the Financial Statements--Continued

k) Leasing

Lease agreements classified as financial are recognized under assets and liabilities based on the lower of present value of the minimum mandatory payments under the agreement or the fair market price of the asset on the date the agreement began, i.e. when the agreement transfers substantially all risks and benefits inherent in ownership to the Company. . Amounts payable in installments under the agreement are recognized in current or Non-current liabilities based on the present value of the remaining installments payable. The difference between the present and total value of the installments falling due is appropriated to results as a financial expense for the remaining term of the agreement based on amortized cost and effective interest.

Amounts booked under property and equipment are depreciated over the lower of estimated remaining economic life span and the term set out in the lease agreement.

Operating lease amounts are booked in results as the installment payments are made.

Gains or losses resulting from sale-leaseback transactions are recognized immediately in results when it is certain that the transaction was established at the fair market amount, except if the loss is offset by future lease payments below market value, when the gains or losses are deferred and amortized in proportion to the lease payments during the period in which it is expected that the asset will be used. In the event the sale price is higher than the fair value of the asset, the excess amount above the fair value is deferred and amortized as a reducing of leasing expenses during the period in which it is expected that the asset will be used.

l) Intangible assets

These assets encompass software use rights and goodwill on acquisition of companies owing to future profitability expectations. Intangible assets with defined life spans are amortized according to their estimated useful life spans and, when indications of loss of their recoverable value are identified, they are submitted to impairment testing. Intangible assets with undefined life spans are not amortized and are submitted to annual impairment testing.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

4. Summary of significant accounting policies adopted in preparing the Financial Statements--Continued

l) Intangible assets--Continued

Goodwill resulting from acquisition of investments occurring up to December 31, 2008 is based on economic grounds regarding future profitability and is to be amortized as profits are generated in no more than 10 years as from the goodwill formation date. Based on projected results of the company acquired, including its restructuring which was concluded in the last quarter of 2008, there was no amortization of goodwill in 2008. As from January 1, 2009, the goodwill will no longer be amortized and will be submitting to annual impairment testing.

m)Mileage program

The Smiles program consists of converting the miles accumulated by passengers on Company flights, as well the services and products contracted with non-airline companies in the financial, oil, hotel and insurance industry on premiums and airfares. Obligations related to issued, accumulated and unredeemed miles are recognized as a contra entry under selling expenses. Obligations are calculated using the estimated total tickets to be granted, which are valued based on the incremental cost that consists of the additional cost per passenger carried, assuming that seats available under the program would not be occupied by paying passengers. Revenues resulting from miles sold by non-airline companies that are partners in the Smiles program are booked as other revenues when the miles are sold.

n) Reduction of recoverable amounts (impairment)

i) Impairment of non-financial assets

The Company evaluates whether there is any indication of impairment of all its non-financial assets, including goodwill, property and equipment, other intangible assets and other assets for each reporting date. The recoverability of goodwill is tested annually or, at other times, whenever there are indications of loss of the recoverable amount (impairment). The amount recoverable has been determined based on the value in use of the unit generating consolidated cash. The value in use is determined using premises to determine the future cash flow discounted to present value, which is established by management through the use of estimates.

Other non-financial assets are also tested for impairment when there are indications that the book value may not be recovered.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

4. Summary of significant accounting policies adopted in preparing the Financial Statements--Continued

n) Reduction of recoverable amounts (impairment)--Continued

ii) Impairment of financial assets available for sale

The Company recognizes the changes in the fair value of financial assets classified as available for sale under shareholders’ equity. When there is a reduction in the fair value of these assets, management exercises its judgment regarding this decline in order to determine whether there is deterioration to be recognized in the income statement.

o) Other assets and liabilities

A liability is recognized in the balance sheet when the Company has a legal obligation or one is constituted as a result of a past event and it is probable that economic resources will be required to settle it. Provisions are booked based on the best estimates of the risk involved.

An asset is recognized in the balance sheet when it is probable that its future economic benefits will be generated in favor of the Company and its cost or value can be safely measured.

Assets and liabilities are classified as current when realization or settlement is likely to occur within the next 12 (twelve) months. Otherwise they are shown as Non-current.

p) Cost for return of aircraft under operating leases

The Company is contractually required to return aircraft leased on the basis of operating lease agreements at defined activity levels. The Company recognizes the obligations related to the costs of return of the aircraft on the contractually required terms when the conditions of the aircraft are not in conformity with the contractual conditions for return, using estimates based on management’s experience and industry data available.

q) Corporate Income Tax and Social Contribution

The provision for Corporate Income Tax (IRPJ) is calculated at the rate of 15% plus a 10% surtax on taxable income in excess of R$ 240 per year, and the Social Contribution on Net Income (CSLL) is calculated at 9% on CSLL results.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

4. Summary of significant accounting policies adopted in preparing the Financial Statements--Continued

q) Corporate Income Tax and Social Contribution--Continued

The deferred IRPJ and CSLL are the result of accumulated tax losses for IRPJ purposes, negative results for CSLL purposes, temporary additions to taxable income and temporary differences resulting from neutrality for tax purposes, based on the election made by the Company and its direct subsidiary for the Transition Tax System (RTT) in adoption of Law No. 11.638/07 and MP No. 449/08. The tax credits arising from accumulated losses for IRPJ purposes and negative results for CSLL purposes are recognized to the extent that it is probable that there will be future profits for utilization thereof, within the legal limits. The projections for future results are determined based on internal premises approved by Company management bodies and on future economic scenarios, which are subject to alteration from time to time.

r) Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in Brazil requires management to make estimates based on premises that affect the values of assets, liabilities, revenues and expenses and disclosures made in the Financial Statements of the Company and its subsidiaries. Determination of such estimates takes into consideration experience of past and current events, assumptions regarding future events, as well as other factors, both objective and subjective. Significant items subject to such estimates include the following: the residual value of property and equipment and intangible assets; allowance for doubtful accounts; provision for inventory losses; provision for losses on investments; analysis of the recoverability of property and equipments and intangible assets; deferred IRPJ and CSLL; rates and periods applied in determination of the adjustment to present value of certain assets and liabilities (only in 2008); measurement of fair value of share-based payments and financial instruments (only in 2008); considerations for recognition and measurement of development costs capitalized as intangible assets (only in 2008); the number of tickets that will be issued as a result of mileage accrued by customers; and estimates for reporting the situation regarding the sensitivity analysis of derivative financial instruments pursuant to CVM Instruction No. 475/08. Settlement of transactions involving such estimates may result in amounts significantly different from those recorded in the financial statements due to the impreciseness that is inherent in the process for determining them. Company management conducts regular reviews of such estimates and premises.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

4. Summary of significant accounting policies adopted in preparing the Financial Statements--Continued

s) Share-based payments

Expenses on remuneration resulting from the Company’s granting stock purchase options are recognized in the financial statements based on their fair value as of the date they were granted. After initial recognition, the amounts of transactions that will be settled through issuance of shares are not adjusted. The expenses are recognized in results during the period for acquisition of the rights established in the plan for remuneration based on stock purchase options granted.

t) Adjustment to present value

Long-term monetary assets and liabilities are adjusted to their present value, while short-term ones are so adjusted when the effect is considered material in relation to the financial statements taken as a whole. The adjustment to present value is calculated taking into consideration the contractual cash flows and the explicit interest rate, and in certain cases the implicit rate, of the respective assets and liabilities. Accordingly, the interest imbedded in revenue, expenses and costs associated with these assets and liabilities are discounted in order to recognize them under the accrual accounting method. Subsequently, such interest is re-allocated to the financial expense and income lines of the income statements by using the effective interest rate method in relation to the contractual cash flows.

u) Translation of balances and transactions denominated in foreign currency

The functional currency used for preparation and presentation of the financial statements of the Company and its subsidiaries is the Real. The financial statements of each subsidiary included in consolidation and those valued according to the equity accounting method are prepared based on the functional currency of each subsidiary. For subsidiaries located overseas, management has concluded that, since they do not have economic, administrative and operational independence, they are considered as an extension of the Company’s activities and thus have been treated as branches, such that their assets, liabilities, revenues, expenses and cash flows have been considered in Reais and distributed, line by line, in the Parent Company’s financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

4. Summary of significant accounting policies adopted in preparing the Financial Statements--Continued

u) Translation of balances and transactions denominated in foreign currency--Continued

Monetary assets and liabilities denominated in foreign currency are translated into the Company’s functional currency using the exchange rate in effect on the date of the respective balance sheets. The gains and losses resulting from updating of these assets and liabilities, as verified between the exchange rate in effect on the transaction date and thee year-end closing dates, are recognized as financial income or expenses in the income statement.

v) Statements of cash flows and value added

The statements of cash flows have been prepared and are being presented in accordance with CVM Decision No. 547 of August 13, 2008, which approved accounting pronouncement CPC 03 – Statement of Cash Flows, issued by the Accounting Pronouncements Committee (CPC). The statements of value added have been prepared and are being presented pursuant to CVM Decision No. 557 of November 12, 2008, which approved accounting pronouncement CPC 09 – Statement of Value Added, issued by the CPC.

w) Statements of Information of an Environmental and Social Nature – DINAS, unaudited

The unaudited Statements of Information of an Environmental and Social Nature – DINAS have been prepared in accordance with Brazilian Accounting Standards (NBC) and are being presented as supplementary information considered relevant to the market.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

4. Summary of significant accounting policies adopted in preparing the Financial Statements--Continued

x) Reconciliation with IFRS

The Company’s preferred stock is traded in the form of American Depositary Shares – ADS on the New York Stock Exchange – NYSE, in the United States of America; accordingly, the Company is subject to the rules of the US Securities and Exchange Commission – SEC. In order to provide information on a single and consistent basis and at the same time meet regulatory requirements of all the markets where its shares are traded, in 2008 the Company adopted the international accounting standards issued by the International Accounting Standards Board – IASB, thus benefiting the users of the information and favoring the process of adherence to Law No. 11.638/07 in the preparation of the Company’s Financial Statements for the year ended December 31, 2008. As permitted by the SEC and in order to meet the information needs of the market in which it operates, the Company is disclosing its financial statements under the Brazilian Corporation Law, as well as those pursuant to International Financial Reporting Standards (IFRS), on a simultaneous basis.

Considering the current stage of the convergence of accounting principles generally accepted in Brazil (BR GAAP) with international accounting standards, there are still differences between the Company’s financial statements under Brazilian law and those prepared according to the rules of the International Accounting Standards Board – IASB. As of December 31, 2008, a reconciliation of income (loss) for the year and shareholders’ equity is as follows:

	Shareholders’	Income (Loss)
	Equity	for the Year

Per Corporation Law (restated)	1,334,393	(1,237,114)
Mileage program	(29,663)	(3,385)
Effects of acquisition of companies	(232,422)	-
Deferred income taxes	(700)	1,152

Per IFRS (restated)	1,071,608	(1,239,347)

a) Mileage program

For IFRS purposes, the fair value of the portion of revenues from passenger ticket sales relating to accrual of miles is identified, segregated from passenger revenues and deferred for recognition in results when transportation of the passenger contemplated with use of the miles is actually carried out, whereas in the financial statements per corporation law the accounting policy known as incremental cost is adopted.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

4. Summary of significant accounting policies adopted in preparing the Financial Statements--Continued

x) Reconciliation with IFRS--Continued

b) Difference in accounting for acquisitions of companies

For IFRS purposes, the method used is allocation of the purchase price based on the fair value of the assets, liabilities and contingent liabilities acquired, and the resulting goodwill is not amortized. In the financial statements pursuant to the Brazilian corporation law, the goodwill calculated on the acquisitions of companies through December 31, 2008 has been determined based on book shareholders’ equity.

c) Deferred income taxes

The amounts shown above relate to temporary differences relating to accounting criteria employed per Brazilian Corporation Law and the rules laid down by the International Accounting Standards Board – IASB.

5. Cash, Cash Equivalents, Short- and Long-term Investments and Restricted Cash

	2008

	Parent Company	Consolidated

Cash and marketable securities
Cash and cash equivalents	3,520	148,715
Hedge of foreign currency cash flows	-	4,245
Deposits with maturities of up to three months	-	40,987

	3,520	193,947

	2008

	Parent Company	Consolidated

Short-term investments
Financial assets available for sale	52,264	213,932
Hedge of foreign currency cash flow	-	7,035

	52,264	220,967

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

5. Cash, Cash Equivalents, Short- and Long-term Investments and Restricted Cash --Continued

The financial assets classified as available for sale are comprised of exclusive funds, the portfolio of which includes investments in certificates of bank deposit (CDB’s), FIDC, box operations, public bonds, fixed income securities, swap arrangements and other investments.

The cash flow hedge consists of future derivative financial instruments and options for purchase of U.S. Dollars booked in equity or compensation accounts, aimed at managing the Company to market and exchange rate risks, as detailed in Note 22.

The restricted cash represents guarantee margin deposits linked to hedge operations and BNDES and BDMG loans and includes the remuneration on the investments.

6. Accounts Receivable

	Consolidated

	2008	2007

Brazilian Currency
Credit card administrators	95,097	674,380
Travel agencies	116,270	117,933
Installment sales	92,913	76,017
Cargo agencies	15,505	18,178
Others	48,723	21,810

	368,508	908,318

Foreign Currency	21,117	31,112

	389,625	939,430

Allowanced for doubtful accounts	(44,698)	(23,297)

	344,927	916,133

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

6. Accounts Receivable--Continued

The changes in the allowance for doubtful accounts are as follows:

	Consolidated

	2008	2007

Balance at beginning of year	(23,297)	(10,366)
Additions	(28,936)	(19,865)
Recoveries	7,535	6,934

Balance at end of year	(44,698)	(23,297)

The breakdown of accounts receivable based on the due date (aging list) is as follows:

	Consolidated

	2008	2007

Falling due	327,721	899,032
Overdue 30 days	13,103	20,447
Overdue 31-60 days	3,555	2,694
Overdue 61-90 days	4,455	3,091
Overdue 91-180 days	13,011	2,964
Overdue 181-360 days	8,194	3,219
Overdue more than 360 days	19,586	7,983

	389,625	939,430

7. Inventories

	Consolidated

	2008	2007

Supplies	15,169	17,958
Warehouse and maintenance parts and supplies	108,408	103,833
Advances to suppliers	68,206	44,492
Imports in transit	14,752	44,528
Other items	4,105	4,966
Provision for obsolescence	(4,275)	-

	206,365	215,777

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

8. Deferred and Offsettable Taxes and Provisions for IRPJ and CSLL (restated)

	Parent Company		Consolidated

	2008	2007	2008	2007

Taxes recoverable or offsettable
PIS and COFINS	-	-	782	1,293
ICMS	-	-	4,184	2,541
Prepaid IRPJ and CSSL	26,433	8,164	45,106	9,358
Withholding tax (IRRF) on marketable securities	1,642	9,616	25,837	10,074
Taxes withheld by public agencies	-	-	17,193	6,960
Value-added taxes recoverable	-	-	15,968	7,250
Other taxes recoverable or offsettable	25	6,723	1,697	8,093

	28,100	24,503	110,767	45,569

Deferred IRPJ and CSLL
Credits on accumulated IRPJ tax losses	-	38,501	272,027	285,046
Negative CSLL results	-	13,860	37,365	52,361
Temporary differences	-	-	36,556	36,554

	-	52,361	345,948	373,961
Adjustments per Law No. 11.638/07	(1,412)	-	(61,281)	-
Other deferred taxes	-	-	8,080	12,805

	(1,412)	52,361	292,747	386,766

	26,688	76,864	403,514	432,335

Assets – Current	28,100	36,139	110,767	65,247
Assets - Non-current	39,620	40,725	620,485	367,088
Liabilities – Current	(41,032)	-	(327,738)	-

The Company and its subsidiary have IRPJ tax losses and negative CSLL results in calculating taxable income that are offsettable against 30% of the taxable income accrued each year, without any final deadline, in the following amounts:

	Parent Company		Subsidiary (VRG)

	2008	2007	2008	2007

Accumulated IRPJ tax losses	144,786	154,002	1,183,236	415,164
Negative CSLL results	144,786	154,002	1,183,236	415,164

On September 30, 2008, the tax credits in the amount of R$ 52,361, relating to the accumulated IRPJ tax losses and negative CSLL results of the Parent Company, Gol Linhas Aéreas Inteligentes S.A. (GLAI), were written off due to the fact that realization thereof after the corporation restructuring depends on implementation of new strategies.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

8. Deferred and Offsettable Taxes and Provisions for IRPJ and CSLL--Continued

On December 31, 2008, the tax credits resulting from accumulated IRPJ tax losses, negative CSLL results and temporary differences were recorded based on expectations for future taxable income of the Parent Company and its subsidiaries, within the legal limits. company Management believes that with the operational structuring of the companies and after the corporate restructuring described in Note 10, it is probable that the future taxable income of subsidiary VRG Linhas Aéreas S.A. will be sufficient to realize its tax credits recognized in the financial statements.

The revised projections for future taxable income, drawn up on a technical basis and supported by Company business plans, as approved by the Company’s management bodies, indicate the existence of sufficient taxable income to realize the deferred tax credits in an estimated period of three years, considering the 12-month period from January 1 to December 31 of each year, as follows:

	2009	2010	2011	Total

VRG	61,204	240,939	43,805	345,948

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

8. Deferred and Offsettable Taxes and Provisions for IRPJ and CSLL--Continued

The reconciliation of the IRPJ and CSLL, calculated according to the combined statutory rate, and the amounts recorded in results, is shown as follows:

	IRPJ and CSLL

	Parent Company		Consolidated

Description	2008	2007	2008	2007

Income before Corporate Income Tax (IRPJ) and
Social Contribution on Net Income (CSLL)	(1,176,015)	223,385	(1,191,658)	11,620
Combined tax rate	34%	34%	34%	34%

IRPJ and CSLL at combined tax rate	399,845	(75,950)	405,164	(3,951)
Adjustments for calculation of effective rate
Income tax on equity income and exchange
Variation on overseas investments	(409,813)	60,523	(98,921)	-
Benefit from calculation of deferred IRPJ and
CSLL at subsidiaries	-	-	(3,876)	171,886
Unconstituted benefit on tax loss	-	-	(330,654)	-
Non-deductible expenses of subsidiaries	-	-	(30,281)	-
Income tax on permanent differences	(3)	11,408	11,865	39,811
Tax effect of interest on shareholders’ equity	-	49,161	-	49,161
Adjustments in adoption of Law No. 11.638/07 and
MP 449/08	(1,823)	-	(1,823)	-
Tax benefit of offsetting of tax losses	(49,305)	-	3,070	-
Benefit (expense) of Income Tax and

Social Contribution	(61,099)	45,142	(45,456)	256,907

Effective rate	-	20%	-	-
Current IRPJ and CSLL	(7,045)	-	(57,338)	(111,128)
Deferred IRPJ and CSLL	(54,054)	45,142	11,882	368,035

	(61,099)	45,142	(45,456)	256,907

9. Transactions with Related Parties

Subsidiary VRG Linhas Aéreas S.A. has contracts with a related company for transportation of passengers and baggage between airports and transportation of employees that was entered into on normal market terms for the lessee of the property located at Rua Tamoios, 246 in São Paulo – SP, which belongs to the related company. The contract in question expires on April 4, 2009 and includes an annual adjustment clause based on the General Market Price Index (IGP-M).

The balances payable to related companies, in the amount of R$ 281 (R$ 482 in 2007) are included in the balances of suppliers, together with the operations carried out with third parties. The amount of the expenses that affect 2008 results is R$ 8,589 (R$ 19,526 in 2007).

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

9. Transactions with Related Parties--Continued

The Companhia carries out transactions based on intercompany agreements with its subsidiaries, without provision for financial charges, collateral signatures or guarantees, broken down as follows:

	Parent Company

	Accounts Receivable

	2008	2007

VRG Linhas Aéreas S.A.	1,146,224	60,252
GTI S.A.	-	290
GAC Inc.	-	30,290

Total	1,146,224	90,832

Subsidiary VRG Linhas Aéreas S.A. acquired on the market senior notes and perpetual bonds issued by the Company through its overseas subsidiary GAC Inc., corresponding to the face value of R$ 35,055 in senior notes falling due in April 2017 and R$ 49,077 in perpetual bonds booked in the Consolidated Financial Statements as amortization of the principal. The repurchase of debt securities on the market generated a net gain of R$ 3,832.

Remuneration of Administrators

	2008	2007

Payroll charges	3,622	2,383
Salaries and benefits	6,928	7,588
Share-based payments	3,599	3,448

Total	14,149	13,419

Remuneration based on stock purchase options

On December 20, 2007, with the powers vested in it and in conformity with o Company’s Stock Purchase Option Plan, the Board of Directors approved the granting of 190,296 options to purchase preferred Company stock at the price of R$ 45.46 per share for the year 2008.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

9. Transactions with Related Parties--Continued

Remuneration based on stock purchase options--Continued

Changes in the options in effect as of December 31, 2008 are shown as follows:

	Purchase options	Average weighted purchase price

Options in circulation as of December 31, 2007	241,857	50.67
Granted	190,296	45.46
Exercised	(336)	36.35
Cancelled	(69,916)	49.21

Options in circulation as of December 31, 2008	361,901	48.26

Number of options exercisable as of December 31, 2007	91,013	44.97
Number of options exercisable as of December 31, 2008	151,436	46.23

The fair value of the stock purchase options has been estimated as of the date the options were granted using the Black-Scholes option pricing model based on the following premises:

	Stock option purchase plans

	2004	2005	2006	2007

Total options granted	87,418	99,816	113,379	190,296
Option exercise price	33.06	47.30	65.85	45.46
Fair value of option on date it was granted	29.22	51.68	46.61	29.27
Estimated volatility of share price	32.5%	39.9%	46.5%	41.0%
Expected dividend yield	0.8%	0.9%	1.0%	0.9%
Risk-free return rate	17.2%	18.0%	13.2%	1.2%
Duration of the option (in years)	10.00	10.00	10.00	10.00

The expenses on remuneration in the form of stock purchase options, based on the fair value of the options on the date they were granted, in the amount of R$ 5,362, have been booked as operating expenses as from January 1, 2008.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

9. Transactions with Related Parties--Continued

The interval of the exercise prices and the weighted average maturity of the options in circulation, as well as the interval of the exercise prices for the options exercisable as of December 31, 2008, are summarized below:

Remuneration based on stock purchase options--Continued

Options in circulation				Options exercisable

Exercise price intervals	Options in circulation as of 12/31/2008	Remaining weighted average maturity	Weighted average exercise price	Options exercisable as of 12/31/2008	Weighted average exercise price

33.06	55,724	6.00	33.06	47,516	33.06
47.30	69,194	7.00	47.30	41,053	47.30
65.85	77,353	8.00	65.85	30,941	65.85
45.46	159,630	9.00	45.46	31,926	45.46

33.06-65.85	361,901	7.84	48.26	151,436	46.23

10. Investments (restated)

	Parent Company		Consolidated

	2008	2007	2007

VRG Linhas Aéreas S.A.	699,923	-	883,296
Gol Transportes Aéreos S.A.	-	717,799	-
GTI S.A.	-	615,657	-
GAC Inc.	-	451,371	-
Other investments	-	-	1,551

	699,923	1,784,827	884,847

Description of acquisition of VRG:

On March 28, 2007, the Company announced the acquisition of 100% of the shares of the capital stock of VRG Linhas Aéreas S.A. (VRG) for the amount of R$ 568,263, of which R$ 200,412 was paid in cash in Brazilian currency and R$ 367,851 of which was paid through the delivery of shares of preferred stock issued by the Company.

The acquisition of VRG was approved by the Brazilian National Civil Aviation Agency (ANAC) on April 4, 2007.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

10. Investments (restated)--Continued

Description of acquisition of VRG--Continued

The Company assumed control of VRG’s operations on April 9, 2007 and, as part of this acquisition, assumed the obligations resulting from the Notice of Auction for the judicial sale of the Varig Productive Unit held on July 20, 2006 by the judge of the 1st Business Court of the Capital District of the State of Rio de Janeiro, which gave rise to VRG.

As part of the process of acquisition of VRG, on April 9, 2007 the Company made a capital injection of R$ 507,000 in its subsidiary GTI S.A., of which R$ 107,000 was paid up in cash in Brazilian currency and R$ 400,000 paid up in shares of capital stock issued by the Company itself and intended for capital reserve. Based on the provisions of the VRG acquisition agreement, the Company initiated an arbitration process aiming at making adjustment of the purchase price effective, involving reimbursement of around R$ 153,000.

The total goodwill calculated on the acquisition, in the amount of R$ 980,223 was determined based on the shareholders’ equity of the company acquired, reflecting all the assets and liabilities identified and measurable existing as of the acquisition date, excluding capitalizable credits with respect to the former stockholder in the amount of R$ 192,795. As described in Note 4, as a result of the application of Law No. 11.638, the goodwill arising from the acquisition of VRG, previously classified under the heading Investments, began to be classified under Intangible assets.

On June 25, 2008, the federal government’s anti-trust board (CADE) approved the acquisition and, on September 23, 2008, the ANAC approved the request for authorization to carry out the corporate restructuring of the Company, jointing its subsidiaries GOL Transportes Aéreos S.A. (“GOL”) and VRG Linhas Aéreas S.A. (“VRG”) into a single airline company, VRG Linhas Aéreas S.A., that assumed the rights and obligations of GOL.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

10. Investments (restated)--Continued

Description of acquisition of VRG--Continued

As a result of the corporate organization which took place as of September 30, 2008, Gol Transportes Aéreos S.A. and GTI S.A. were merged upstream, with their assets becoming the property of VRG Linhas Aéreas S.A., which succeeded them in all their assets, rights and obligations. O shareholders’ equity of Gol Transportes Aéreos S.A. was transferred based on the book value posted in the balance sheet drawn up as of September 30, 2008.

The changes in investments in the years ended December 31, 2008 and 2007 are shown as follows:

	VRG Linhas Aéreas S.A.	GOL Transportes Aéreos S.A.	GAC Inc.	Gol Finance	GTI S.A.	Total Investments

Balances as of December 31, 2006	-	700,692	478,537	-	-	1,179,229

Equity pick-up	-	183,255	4,939	(7,833)	46,772	227,133
Unrealized hedge results	-	7,084	-	-	(263)	6,821
Prepaid dividends	-	(173,716)	-	-	-	(173,716)
Interest on shareholders’ equity	-	-	-	-	569,148	569,148
Capital injection	-	484	(32,105)	933	-	(30,688)
Transfer of assets	-	-	-	6,900	-	6,900

Balances as of December 31, 2007	-	717,799	451,371	-	615,657	1,784,827

Equity pick-up	(238,186)	120,967	-	-	(707,829)	(825,048)
Dividends	-	(19,335)	-	-	-	(19,335)
Transfer to VRG of the balance of
equity pick-up de to corporate	726,515	(817,523)	-	-	91,008	-
restructuring
Unrealized hedge results	(40,580)	(1,908)	-	-	1,164	(41,324)
Adjustments for initial adoption of
Law No. 11.638/07	252,174	-	(451,371)	-	-	(199,197)

Balances as of December 31, 2008	699,923	-	-	-	-	699,923

The shares of the capital stock of the Company’s subsidiary VRG Linhas Aéreas S.A. are not traded on the stock market. The material information on this subsidiary as of December 31, 2008 is summarized as follows:

	Total number	%	Paid-in	Shareholders	Net loss of
Subsidiary Company	of shares held	stake	capital stock	’ equity	subsidiaries

VRG Linhas Aéreas S.A.	1,015,450,271	100%	1,077,340	676,098	(1,238,609)

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

11. Property, Plant and Equipment

	Consolidated 2008				2007

	Annual depreciaton rate	Cost	Accumulated depreciation	Net amount	Net amount

Flight equipment
Aircraft under financial leases	5%	1,390,625	(82,063)	1,308,562	-
Sets of replacement parts and spare engines	5%	604,802	(52,064)	552,738	364,516
Reconfigurations of aircraft	13%	87,053	(52,999)	34,054	42,081
Aircraft and safety equipment	20%	1,259	(470)	789	872
Tools	10%	9,645	(1,961)	7,684	7,894

		2,093,384	(189,557)	1,903,827	415,363
Property and equipment in use
Rights to use software programs	20%	-	-	-	31,185
Vehicles	20%	6,360	(3,363)	2,997	3,946
Machinery and equipment	10%	18,673	(3,989)	14,684	12,463
Furniture and fixtures	10%	14,668	(4,021)	10,647	9,402
Computers and peripherals	20%	28,795	(12,984)	15,811	12,478
Communications equipment	10%	2,040	(690)	1,350	1,212
Installations	10%	4,283	(1,212)	3,071	3,077
Confins maintenance center	7%	61,777	(5,888)	55,889	33,622

Leasehold improvements	20%	6,055	(3,368)	2,687	1,864
Construction in progress	-	30,588	-	30,588	31,273

		173,239	(35,515)	137,724	140,522

		2,266,623	(225,072)	2,041,551	555,885

Advances for acquisition of aircraft	-	957,204	-	957,204	695,538

		3,223,827	(225,072)	2,998,755	1,251,423

The advances for acquisition of aircraft, net of returns, refer to the pre-payments made based on contracts with the Boeing Company for acquisition of 58 next generation 737-800 aircraft (63 aircraft in 2007), as detailed in Note 21, in the amount of R$ 957,204, including the interest and charges capitalized in the amount of R$ 33,955 (R$ 18,721 in 2007).

As described in Note 13, as of December 31, 2008, the advances for acquisition of aircraft, in the amount of R$ 957,204, are linked to loan contract guarantees.

During 2008, the Company – through its subsidiary GAC Inc. – undertook sale-leaseback transactions involving two next generation 737-800 aircraft that resulted in losses of R$ 20,008, recorded in prepaid expenses under assets, to be amortized in proportion to the payments of the respective commercial leases over a contractual period of 120 months. As of December 31, 2007 the Company posted losses of R$ 34,354, which were fully recognized in the non-operating results for that year.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

11. Property, Plant and Equipment--Continued

As from January 1, 2008 the economic life span of sets of sets of replacement parts and spare engines was revised from 20 to 5% p.a. As a result of this significant change, the depreciation expense of these items was R$ 63,887 lower in relation to the previous year.

12. Intangible Assets

	Defined life	Undefined life
	span	span

	Software	Goodwill	Net Balance

Useful life span	5 years	-
Balances as of January 1, 2008	33,893	883,296	917,189
Additions	20,582	96,927	117,509
Amortization	(10,408)	-	(10,408)

Balances as of December 31, 2008	44,067	980,223	1,024,290

The total goodwill calculated upon the acquisition of VRG Linhas Aéreas S.A., in the amount of R$ 980,223, was determined based on the balance sheet of the acquired company, reflecting all the assets and liabilities identified and measurable existing as of the acquisition date, excluding credits capitalizable with respect to the former stockholder in the amount of R$ 192,795. The goodwill on acquisition of VRG is supported by expectations for future profits, pursuant to technical studies prepared by independent specialists based on economic-financial premises, and the amortization criterion defined was to amortize it in proportion to the expected benefits to be accrued over a period of 10 years from the VRG acquisition date, as from the month in which the economic benefits begin to be effectively generated through restructuring of operations. Even in light of the current adverse economic scenario, management has not identified any indicators of loss of economic substance of the goodwill (i.e. no impairment), the economic benefits of which have been measured based on the value in use of the unit generating consolidated cash, including all the revenues generated by the additional operating capacity resulting from this acquisition.

The Company appraised the recovery of the book value of the amounts of goodwill based on their value in use, using the discounted cash flow model for the unit generating consolidated cash. The process of estimating the value in use involves employment of premises, judgments and estimates of future cash flows, growth rates and discount rates. The premises regarding the cash flow and future growth projections are based on the annual budget and on the Company’s long-term business plan, as approved by the Board of Directors, as well as on comparable market data, and represent the management’s best estimate as to the economic conditions that should prevail over the economic useful life span of the set of assets that provide generation of the cash flows.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

12. Intangible Assets--Continued

The main key premises used in estimating the value in use, of which the most sensitive is the recovery value of the assets, are described as follows:

  Use of the discounted cash flow model for appraisal of the value in use;
  Discount rate that is derived from the weighted average rate for cost of the Company’s capital, adjusted for specific market risks;
  Long-term growth rate that reflects the market consensus for the Company’s business;

The recovery testing conducted of the Company’s intangible assets did not result in the need for recognition of losses, inasmuch as the estimated market value exceeds their net book value as of the appraisal date.

Based on the sensitivity analyses of the projected economic scenarios, in the event there are shifts in the key premises used in estimating the value in use of the cash generating unit, such changes would not result in a recoverable amount that is less than the book value of the goodwill and other intangible assets as of the appraisal date.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

13. Loans and Financings

	Effective average
	annual interest rate		Company	Consolidated

Current:	2008	2007	2008	2008	2007

Brazilian Currency:
Working capital	15.00%	10.77%	-	50,000	496,788
BNDES loan	8.90%	9.15%	-	14,181	14,962
BDMG loan	12.79%	9.45%	-	2,567	72
Interest			-	1,686	3,731

			-	68,434	515,553
Foreign Currency:
Loan for advance for
acquisition of aircraft	3.51%	6.73%	697,719	697,719	169,173
Bank loans	-	5.21%	-	-	106,278
IFC loan	5.50%	7.26%	-	19,475	17,800
Interest			21,401	23,876	15,328

			719,120	741,070	308,579

			719,120	809,504	824,132

Long-Term:
Brazilian Currency:
BNDES loan	8.90%	9.15%	-	36,633	50,813
BDMG loan	12.79%	9.45%	-	12,593	14,243

			-	49,226	65,056

Foreign Currency:
Loan for advance for
acquisition of aircraft	3.51%	6.73%	-	-	174,439
IFC loan	5.50%	7.26%	-	77,900	73,804

Senior notes	7.50%	7.50%	516,685	481,630	398,543
Perpetual bonds	8.75%	8.75%	463,545	414,468	354,260

			980,230	973,998	1,001,046

			980,230	1,023,224	1,066,102

			1,699,350	1,832,728	1,890,234

The maturity dates of the long-term loans and financings, considering the 12-month periods from January 1 to December 31 of each year, are as follows:

					After
	2010	2011	2012	2013	2013	Total

Foreign Currency:
BNDES loan	14,653	14,653	7,327	-	-	36,633
BDMG loan	3,096	3,096	3,096	3,096	209	12,593

Foreign Currency:
IFC loan	19,475	19,475	19,475	19,475	-	77,900
Senior notes	-	-	-	-	481,630	481,630

Perpetual bonds	-	-	-	-	414,468	414,468

Total	37,224	37,224	29,898	22,571	896,307	1,023,224

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

13. Loans and Financings -- Continued

Working capital

As of December 31, 2008 the Company has five short-term credit lines open with five different financial institutions that allow loans of up to R$500,000 (R$577,000 as of December 31, 2007). The average term of the financings is 210 days, with interest of 15% p.a., which represents 111.50% of the CDI (Certificate of Interbank Deposit) rate. As of December 31, 2008, the Company had taken out working capital loans to the tune of R$ 50,000 (R$496,788 as of December 31, 2007).

Other loans and financings

(i) On May 29, 2006 GOL took out a long-term loan denominated in Brazilian currency in the amount of R$ 75,700 from the Brazilian Development Bank (BNDES - Banco Nacional de Desenvolvimento Econômico and Social). The direct credit line approved by BNDES was used to finance a significant part of the Aircraft Maintenance Center located at the Confins International Airport in the State of Minas Gerais, for the acquisition of Brazilian made equipment and supplies. The BNDES has a term of six years with interest calculated on the basis of the Long-Term Interest Rate (TJLP), plus 2.65% p.a., and is guaranteed by accounts receivable from the managers of travel agencies in the amount of R$16,000. The principal is being amortized each month in equal installments in the amount of R$1,190 with a grace period of 12 months. As of December 31, 2008 the outstanding balance is R$50,814 (R$65,775 as of December 31, 2007).

(ii) On June 29, 2006, GOL took out a long-term loan from the International Finance Corporation (IFC) in the amount of US$ 50 million, corresponding to R$ 108,000 as of the funding date. The IFC financing is being used by GOL for acquisition of replacement parts and working capital. The financing has a term of six years, with interest being calculated on the basis of the London Interbank Offered Rate (LIBOR), plus 1.875% p.a., and is guaranteed by parts and equipment with a market value equivalent to 1.25 (one and a quarter) times the amount of the outstanding balance. As of December 31, 2008, the value of the parts and equipment posted in guarantee was R$ 207,831 (R$91,395 as of December 31, 2007). The principal is amortized semi-annually in equal installments in the amount of US$4,167 with a grace period of 6 months. As of December 31, 2008, the outstanding balance is R$97,375 (R$91,604 as of December 31, 2007).

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

13. Loans and Financings--Continued

Other loans and financings -- Continued

(iii) On July 4, 2007, GOL took out a long-term loan denominated in Brazilian currency, in the amount of R$14,000 from the Minas Gerais State Development bank (BDMG - Banco de Desenvolvimento de Minas Gerais), which is being used for partial financing of the investments and operating expenses of the Aircraft Maintenance Center located at the Confins International Airport in the State of Minas Gerais. The loan has a term of five years, with interest calculated according to the Brazilian Comprehensive National Consumer Price Index (IPCA), plus 6% p.a., and with guarantee of accounts receivable from travel in the amount of R$ 7,332. The principal is amortized each month in equal installments in the amount of R$233 after the initial grace period of 18 months. As of December 31, 2008, the outstanding balances is R$15,160 (R$14,315 as of December 31, 2007).

(iv) On October 15, 2007 the Company’s subsidiary SKY Finance contracted financing denominated in United States Dollars from 8 international banks led by Calyon and Citibank, in the amount of US$ 310 million, corresponding to R$ 560,418 based on the exchange rate in effect on the funding date, the resources of which will be used for payment of the advances for acquisition of 21 next generation Boeing 737-800 aircraft, delivery of which is scheduled to occur in 2008 and 2009. On October 15, 2007, a disbursement was made in the amount of R$ 273,592 for payment of obligations to Boeing (corresponding to US$ 151 million on the disbursement date), with the remainder being available for use on the future scheduled disbursement dates. The financing is for an average term 1.6 years, bears interest at LIBOR plus 0.50% p.a. and is guaranteed by the right to purchase the 21 aircraft and by GOL. As of December 31, 2008, the outstanding balance is R$ 697,719 (R$343,612 as of December 31, 2007).

Senior notes

On March 22, 2007 the Company’s subsidiary Gol Finance obtained funding through issue of senior notes denominated in United States Dollars, in the nominal amount of US$225 million, corresponding to R$463,545 as of the funding date, with guarantee being posted by the Companhia and by GOL. The resources thus obtained are being used to finance the acquisition of aircraft as a complement to the Company’s own funds and the bank financing obtained with guarantee provided by the U.S. Exim Bank. The senior notes fall due in 2017, with interest of 7.50% p.a.a., and are considered as senior obligations without guarantee of either the Company or GOL. As of December 31, 2008, the outstanding balance of this operation is R$481,630 (R$398,543 as of December 31, 2007).

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

13. Loans and Financings--Continued

Perpetual bonds

On April 5, 2006 the Company – through its subsidiary Gol Finance – obtained funding through issue of perpetual bonds denominated in United States Dollars in the nominal amount of US$200 million, corresponding to R$ 426,880 as of the funding date, with guarantee being posted by the Company and GOL. The funding thus obtained are being used to finance the acquisition of aircraft, by way of complement to the Company’s own resources and the bank financing backed up by guarantee of the U.S. Exim Bank. The perpetual bonds have no fixed maturity dates and may be redeemed at face value after the elapse of five years from issue. As of December 31, 2008, the outstanding debit balance is R$ 414,468 (R$ 354,260 as of December 31, 2007).

The fair values of the senior notes and perpetual bonds as of December 31, 2008, reflecting the frequent readjustment of the market quotations for these instruments, based on the exchange rate in effect on the balance sheet closing date, are as follows:

	Consolidated

	Book	Market

Senior notes	481,630	242,318
Perpetual bonds	414,468	161,054

Restrictive covenants

The loan and financing agreements with the IFC and BNDES call for certain obligations and restrictions, including requirements for maintenance of defined liquidity ratios and coverage of financial expenses. In previous period, the Company was not in compliance with two of the financial ratios established in such agreements, though it managed to obtain the specific consent of the respective creditors allowing it to maintain the classification of the respective debts under long-term liabilities.

With respect to the agreement with the IFC, on May 20, 2008 the Company and the IFC (International Finance Corporation) signed a contractual addendum modifying the terms initially laid down in relation to the financial ratios. As of December 31, 2008, the Company was in compliance with the new ratios agreed to with the IFC.

As regards the BNDES, according to the consent obtained, the Company is to submit a letter of bank guarantee within the deadlines and on the terms established for as long as it remains non-compliant with the ratios agreed upon.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

14. Advance for Ticket Sales

As of December 31, 2008, the balance of advance for ticket sales is R$ 572,573 (R$472,860 as of December 31, 2007), represented by 2,010,347 (2,211,591 as of December 31, 2007) coupons of tickets sold and not yet used, with average usage period of 80 days.

15. Mileage Program

As of December 31, 2008 the Company’s mileage program Smiles included 2,953,050 estimated laps earned by participants that have not yet been redeemed.

The changes in the balance of mileage program obligations, considering the number of miles accumulated, is shown as follows:

Balances as of December 31, 2007	50,080
Miles granted and accumulated	84,610
Miles redeemed and used or expired	(116,291)

Balances as of December 31, 2008	18,399

The program’s benefits consist of the right to use miles accrued for exchange for tickets or other benefits and privileges such as upgrade of class on flights, bonuses for miles flown, exclusive service center, differentiated check-in service, greater baggage and access to VIP rooms at airports, pursuant to the program’s regulations. The miles accrued by participants remain valid for three years, counting from the month they were issued, whereas tickets issued based on usage of miles are valid for one year.

16. Provision for Contingencies

As of December 31, 2008 the Companhia and its subsidiaries are party to court cases and administrative complaints, broken down as follows: approximately 800 administrative complaints or claims, 9,000 civil suits, 4,200 labor grievance cases, of which 700 administrative processes, 8,500 civil suits and 700 labor cases arose from the Company’s own operations. The remaining cases are the result of claims recognized when VRG succeeded the former airline company Varig.

The estimated obligations resulting from the civil and labor suits are shown as follows:

	Consolidated

	2008	2007

Civil	20,898	9,942
Labor	51,425	22,133

	72,323	32,075

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

16. Provision for Contingencies -- Continued

The deposits in court relating to the provisions for labor and civil contingencies correspond to R$ 18,189 and R$ 1,605, respectively (R$ 9,364 and R$ 69 as of December 31, 2007, respectively).

The Company is claiming in a lawsuit that the state value-added tax on circulation of goods and services (ICMS) should not be levied on the importation of aircraft and engines, on the basis of lease agreements without purchase options, operations that are carried out with the lessors headquartered in foreign countries. As Company management sees it, such operations are merely rentals, with express contractual obligation to return the asset after the lease expires. Since the asset will never become Company property, management argues, there is no circulation of goods and thus not ICMS tax-triggering event. The estimated aggregate amount at dispute in the cases underway is R$ 201,760 as of December 31, 2008 (R$ 173,887 as of December 31, 2007), monetarily updated and not including late payment charges. Based on the interpretation of the issue by its legal counsel, and further backed up by suits of the same nature judged in favor of taxpayers at the Superior Court of Justice (STJ) and Federal Supreme Court (STF) in the second quarter of 2007, management believes that chances of loss are remote. Even though the result of such suits and processes cannot be predicted, management’s opinion, backed up by inquiries of its external legal counsel, is that the final decision in these suits will not have an materially adverse effect on the Company’s financial position, results of operations and cash.

There are other cases underway in the amount of R$ 4,930, where the risks of loss have likewise been ranked as remote by the Company’s legal counsel.

17. Other Obligations (restated)

	Parent Company		Consolidated

	2008	2007	2008	2007

Hedge results to be allocated	121,883	-	125,739	-
Cost of returning aircraft	-	-	102,615	-
Onerous contracts	-	-	8,250	-
Other	19,130	561	42,209	47,577

	141,013	561	278,813	47,577

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

18. Shareholders’ Equity

a) Capital stock

As of December 31, 2008 the Company’s capital stock is represented by 202,300,591 shares, of which 107,590,792 are common shares and 94,709,799 are preferred shares. The breakdown of the ownership of the shares is as follows:

	2008			2007

	Common	Preferred	Total	Common	Preferred	Total

Fundo ASAS	100.00%	42.60%	73.13%	100.00%	37.84%	70.90%
Ações em tesouraria	-	1.66%	0.78%	-	-	-
Other	-	3.84%	1.80%	-	2.74%	1.28%
Market	-	51.90%	24.29%	-	59.42%	27.82%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock as of December 31, 2008 is R$ 2,000,000. Within the authorized limit, the Company’s Board of Directors may decide to increase the capital stock irrespective of amendment to the Bylaws, through issuance of shares, without maintaining proportion between the different types of shares. The Board of Directors is to set the terms of issue, including price and pay-in deadline. Also at the discretion of the Board of Directors, preference rights may be excluded or the period for exercise thereof may be reduced in issuance of preferred shares of capital stock. Placement of the preferred shares may be made through sale on the stock exchange or through public subscription, or further through exchange of shares as part of a public offer for acquisition of control, in the manner provided by law. Under the provisions of the Company’s Bylaws, it is forbidden to issue minority shares.

The preferred shares do not vest voting rights, except in the event of the occurrence of specific facts established by law. Such shares vest the following preferences: priority in the event of reimbursement of capital, without premium, and the right to be included in public offerings as a result of sale of control at the same price per share as the control block, with assurance of a dividend that is at least equal to that paid to the holders of common shares.

On April 9 and 10, 2007 the Company’s Board of Directors approved an increase in the capital stock in the amount of up to R$ 518,100 through issuance of 8,519,979 shares of preferred stock on the terms of the Agreement for Purchase and Sale of Stockholding Control of VRG Linhas Aéreas S.A.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

18. Shareholders’ Equity -- Continued

a) Capital stock-- Continued

On June 14, 2007 the Company ratified the increase in its capital stock through issuance of 6,082,220 preferred shares, of which 6,049,185, in the amount of R$ 367,851, were used to pay in the capital stock of its subsidiary GTI S.A., by setting up a capital reserve and subsequently transferring the shares to third parties on the terms of the Agreement for Purchase and Sale of Stockholding Control of VRG Linhas Aéreas S.A.

The quotation of the shares of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2008 on the BOVESPA corresponded to R$ 9.91 and on the NYSE to US$ 4.23. The book value of each shares as of December 31, 2008 is R$ 6.45 (R$ 11.92 as of December 31, 2007).

b) Capital reserves

i. Special goodwill reserve of subsidiary

The Company’s subsidiary Gol Transportes Aéreos S.A., subsequently merged upstream by VRG, set up a special goodwill reserve in the amount of R$ 29,187, corresponding to the value of the tax benefit resulting from the amortization of the goodwill accrued by BSSF II Holdings Ltda., which was absorbed upon the upstream merger of the latter company. The special goodwill reserve may be capitalized at the end of each fiscal year as the tax benefit is realized through effective decrease in the taxes paid by the subsidiary. The fiscal realization of this credit indiscriminately benefits all Company shareholders on the realization dates. The tax benefit realized was R$ 5,838 (R$ 5,838 in 2007) and the accumulated benefit realized as of December 31, 2008 is R$ 27,242 (R$ 21,404 in 2007).

ii. Goodwill upon verification of shares

The goodwill reserve was calculated in the verification of the shares that was conducted of the appreciation of the net assets received in relation to the amount injected as capital increase and indiscriminately benefits all shareholders.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

18. Shareholders’ Equity -- Continued

c) Revenue reserves

i. Legal reserve

This reserve is set up by appropriating 5% of the net income for the year, in conformity with Article 193 of Law No. 6.404/76.

ii. Reinvestments

The reserve for reinvestments is intended to cover the investment needs forecast according to the Company’s capital budget.

In 2007 a portion of the revenue reserve for reinvestments, in the amount of R$ 47,674, was reverted against retained earnings in order to cover the proposal for distribution of dividends for fiscal year 2007, which was approved by the Annual General Meeting (AGM) of Shareholders held on April 24, 2008.

d) Dividends and interest on shareholders’ equity

Under the Company’s Bylaws, shareholders are guaranteed a minimum mandatory dividend of 25% of the net income for each year, adjusted in the manner provided by Article 202 of the Brazilian Corporation Law (No. 6.404/76) .

During the year 2007 the Board of Directors approved a Dividend Policy based on which, without prejudice to the Company’s Bylaws, interim quarterly dividends are to be distributed in the fixed amount of R$ 0.35 (thirty-five centavos), per quarter, for each one of the common and preferred shares of the Company’s capital stock, in accordance with Law No 9.249 of December 26, 1995.

Based on its dividend policy and the income accrued, the Company distributed interim dividends in the 1st quarter of 2008 in the amount of R$ 36,258.

On August 6, 2008 the Board of Directors decided to suspend the distribution of quarterly dividends for the remainder of 2008, owing to the fact that such distribution was no longer compatible with the results forecast for the year.

The interim dividends for the first quarter of 2008 were first booked as a reducing account for retained earnings (deficit). On September 30, 2008, given the deficit situation and based on management’s proposal, subject to the approval of the AGM of shareholders, to be held within the deadline set by currently effective legislation, the interim dividends were appropriated to existing revenue reserves.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

18. Shareholders’ Equity -- Continued

d) Dividends and interest on shareholders’ equity -- Continued

During 2007 the Company distributed interim dividends in the amount of R$ 302,775, of which R$ 144,592 was in the form of interest on shareholders’ equity and R$ 158,183 was in the form of dividends. The interim dividends are in excess of the mandatory annual minimum dividend, as shown below:

2007

Net income for the year	268,527
Legal reserve	(13,426)

Base income for dividend calculation purposes	255,101

Mandatory minimum dividends (25%)	63,775

Proposed dividends and interest on shareholders’ equity:
Interest on shareholders’ equity - R$ 71.47 per batch of 100 shares	144,592
Proposed dividends - R$ 78.19 per batch of 100 shares	158,183

302,775
Withholding income tax (IRRF) on interest on shareholders’ equity	(5,530)

297,245

The interest on shareholders’ equity has been imputed to dividends for the year, in the manner prescribed by the Company’s Bylaws. Such interest has been booked under operating results, as required by applicable tax legislation and reverted to retained earnings (deficit), resulting in an IRPJ and CSLL credit in the amount of R$ 49,161 as of December 31, 2007.

e) Treasury shares

At a meeting held January 28, 2008, the Board of Directors approved a program to buy back preferred shares, in order to generate value for shareholders, and maintain it as Treasury shares and subsequently sell and/or cancel, without reduction of the capital stock. The total number of shares to be acquired is up to 5,000,000 (five million), equivalent to 5.3% of the shares of this class. Pursuant to CVM Instruction No. 10/80, the deadline for carrying out this operation is 365 days from January 28, 2008. No new purchases of shares issued by the Company itself occurred in the year ended December 31, 2008. Since the shares buy-back program began, the Company has acquired 1,574,200 preferred shares at an average price of R$26.16, with the minimum cost being R$19.98 and the maximum cost R$30.28. As of December 31, 2008, 1,574,200 shares were booked at Treasury shares under Shareholders’ Equity, for a total of R$ 41,180. The market value of these shares corresponds to R$15,600.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

19. Cost of Services Rendered, Selling and Administrative Expenses

	Consolidated

	2008					2007

	Cost of
	services	Selling	Administrative
	rendered	expenses	expenses	Total	%	Total	%

Personnel	876,789	-	106,994	983,783	15.1	794,440	15.8
Fuel and lubricants	2,630,835	-	-	2,630,835	40.5	1,898,840	37.8
Aircraft leasing	645,089	-	-	645,089	9.9	558,625	11.1
Selling and advertising expenses	-	588,735	-	588,735	9.1	367,866	7.3
Performance of services	194,840	-	227,337	422,177	6.5	348,732	6.9
Warehouse and maintenance supplies	388,030	-	-	388,030	6.0	318,917	6.3
Landing and takeoff tariffs	338,370	-	-	338,370	5.2	273,655	5.5
Depreciation and amortization	123,135	-	15,148	138,283	2.1	101,741	2.0
Other operating expenses	343,177	-	16,363	359,540	5.5	364,670	7.3

	5,540,265	588,735	365,842	6,494,842	100.0	5,027,486	100.0

In 2008 fuel expenses included gains of R$32,928 (R$33,167 in 2007) resulting from transactions involving derivative instruments represented by fuel hedges that have expired and been measured as effective in protecting the Company against fluctuations in the price of fuels.

20. Net Financial Income (restated)

	Parent Company		Consolidated

	2008	2007	2008	2007

Financial Expenses:
Interest on loans	(92,856)	(2)	(205,497)	(162,715)
Liability exchange variations	(441,566)	(131,103)	(1,049,303)	(92,876)
Lease exchange variations	-	-	(380,937)	-
Losses on investment funds	(15)	-	(15,939)	(7,348)
Losses on financial instruments	(46,801)	-	(159,335)	(51,724)
Provisory check transactions tax (CPMF)	-	(1,874)	-	(15,045)
Liability monetary variations	-	-	(6,016)	(5,035)
Other financial expenses	(18,823)	(250)	(41,711)	(72,672)

	(600,061)	(133,229)	(1,858,738)	(407,415)

Financial Income
Interest and gains on marketable securities	15,131	51	65,605	94,667
Asset exchange variations	174,743	84,321	599,592	152,649
Gains on financial instruments	15,745	44,190	12,744	193,615
Capitalized interest	27,179	-	27,179	22,156
Interest on shareholders’ equity	33,647	1,547	-	6,299
Asset monetary variations	2,602	-	15,357	-
Other financial income	1,386	7,808	31,867	44,227

	270,433	137,917	752,344	513,613

Net Financial Income (Expense)	(329,628)	4,688	(1,106,394)	106,198

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

21. Commitments

The Company has a purchase agreement with Boeing for acquisition of next generation Boeing 737-800 aircraft. As of December 31, 2008 there were 94 firm orders and 36 purchase options. The approximate value of the firm orders is R$ 15,820,109 (corresponding to US$ 6.8 billion), based on the list price of the aircraft (which excludes the contractual construction discounts), including estimates for contractual price increases during the construction phase of the aircraft and guarantees on deposit. The commitments for purchase of aircraft, including the portion that will be financed by long-term loans with guarantee of the aircraft by the US Exim Bank, correspond to approximately 85% of the total cost of the aircraft.

The Company has been making the payments relating to the acquisition of the aircraft using its own funds, loans, cash generated on its operations, short- and medium-term credit lines and supplier financing.

The following table shows a summary of the payments relating to aircraft purchase commitments for the next few years :

	Up to one	Between one	More than
	year	and five years	five years	Total

Advances for
acquisition of aircraft	170,530	665,394	6,743	842,667
Commitments for purchase
of aircraft	1,958,781	10,750,588	3,110,740	15,820,109

Total	2,129,311	11,415,982	3,117,483	16,662,776

The Company leases its entire fleet of aircraft through a combination of operating and finance lease agreements. As of December 31, 2008 the total fleet was comprised of 115 aircraft, of which 15 737-300 aircraft are in the process of being returned, 90 are classified as operating lease and 25 finance lease. During the year ended December 31, 2008, the Company received 11 aircraft based on finance lease agreements and returned five 737-300 aircraft.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

21. Commitments--Continued

a) Finance leases

Future payments of installments under finance lease agreements as December 31, 2008 are detailed below:

2008

Up to one year	222,222
Between one and five years	881,186
More than five years	972,318

Total minimum lease payments	2,075,726
Less total interest	(502,121)

Present value of minimum lease payments	1,573,605
Less short-term portion	(157,948)

Long-term portion	1,415,657

The Company has extended the maturity of the financing for some of its leased aircraft to 15 years by using the SOAR structure, which is a mechanism for lengthening the period for amortizing and paying off the financing and permits calculated drawdowns to be made for settlement by payment in full at the end of the lease agreement. As of December 31, 2007 the value of the drawdowns made for payment in full upon termination of the lease agreement is R$ 13,556 (R$ 1,861 as of December 31, 2007).

b) Operating leases

The Company leases aircraft, airport terminals, other airport installations, offices and other equipment on the basis of operating lease agreements that expired between 2009 and 2018.

The future payments of the operating lease agreements that cannot be cancelled are denominated in US$ as of December 31, 2008 and are shown as follows:

2008

Up to one year	916,298
Between one and five years	3,080,918
More than five years	678,204

Total minimum lease payments	4,675,420

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

22. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments

The Company is exposed to market risks as a result of its operations, chiefly the effects of changes in the price of fuel and exchange, credit and interest rate risks.

GLAI uses derivative financial instruments in order to minimize these risks based on its formal policy for management of risks, which are under the guidance of its executive officers, Risk Policies Committee and Board of Directors. The Company’s Risk Management Policy establishes controls and limits, as well as other tracking techniques, chiefly mathematical models adopted to constantly monitor exposures, in addition to expressly prohibiting the carrying out of speculative operations involving derivative instruments that are only used for hedge purposes. The Company does not conduct operations with exotic derivative instruments or any other type of operation involving leverage.

The exclusive investment funds of which the Company and its subsidiaries are members are used as vehicles to contract risk coverage according to the GLAI Risk Management Policy.

The relevant information relating to the main risks that affect Company operations are detailed as follows:

a) Fuel price risk

Airline companies are exposed to the effects of hikes in the prices of aviation fuel. In 2008 and 2007 consumption of aviation fuel represented 40.5% and 37.8%, respectively, of the Company’s cost of services rendered, selling and administrate expenses. To manage this risk, GLAI uses futures contracts, swaps and options for oil and its byproducts. The object of such fuel hedges is to protect operating expenses on fuel. As aviation fuel is not traded on a commodities exchange, the liquidity and alternatives for contracting hedge operations for this item are limited. Even so, the Company has discovered commodities that are effective in hedging its aviation fuel costs, chiefly crude oil. Historically, oil prices have been highly correlated to aviation fuel prices, which makes petroleum derivatives effective in offsetting the prices of aviation fuel, so as to provide short-term protection in relation to sharp rises in fuel prices. The futures contracts are listed on the New York Mercantile Exchange (NYMEX), the swaps are contracted with leading international banks and options can be listed on the NYMEX, as can those contracted with leading international banks.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

22. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

a) Fuel price risk -- Continued

The Company’s derivative contracts as of December 31, 2008 and 2007 are summarized as follows (in thousands, except as indicated otherwise):

As of December 31:	2008	2007

Fair value of derivative financial instruments at end of year (R$)	(102,387)	23,302
Average term (months)	6	2
Volume covered by derivative financial instruments designated as hedge (barrels)	2,046,250	1,388,000

Year ended December 31:	2008	2007

Gains (losses) when derivative financial instruments designated as a hedge become
effective and are recognized as a rectifier of expenses on aviation fuel (R$)	-	33.167
Gains (losses) when derivative financial instruments designated as a hedge become ineffective and are recognized as a financial expense
	(40.583)	12.182
Percentage of consumption covered by hedge during the year	56%	56%

GLAI uses short- and long-term derivative financial instruments and maintains positions for future months. Nevertheless, the Company does not contract hedges to cover all of its future consumption of aviation fuel, which therefore makes it subject to the risks inherent in the volatility of aviation fuel prices in relation to that portion of its consumption that is not covered by hedges. As of December 31, 2008, the Company has a combination of call options, collar and swap structures to hedge approximately 12%, 37%, 39%, 9% and 2% of its aviation fuel consumption for the 1st, 2nd, 3rd and 4th quarters of 2009 and the 1st quarter of 2010, respectively.

The Company classifies the fuel hedge derivative financial instruments as cash flow hedges and recognizes the variations in the fair market value of the effective derivative financial instruments under shareholders’ equity until such time as the fuel covered by the hedge is consumed. The effectiveness of the derivative financial instruments designated as fuel hedges is estimated based on statistical correlation methods or by the proportion of the variation in fuel expenses that are offset by the variation in the fair market value of the derivatives. The results of effective hedges are booked as a reduction or increase in the acquisition cost of fuel, and the results of hedges that are not effective are recognized as a financial revenue or expense. Ineffective hedges occur when the variation ion the value of the derivatives is not between 80% and 125% of the variation in the price of the fuel covered by the hedge. When the aviation fuel is consumed and the respective derivative financial instrument settled, the unrealized gains or losses booked under shareholders’ equity are recognized in the income statement as rectifying the expenses on fuel.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

22. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

a) Fuel price risk -- Continued

GLAI is exposed to the risk that periodic variations in the fair value of the derivative financial instruments contracted may not be effective to offset the variations in the price of aviation fuel, or that the unrealized gains or losses of the derivative financial instruments may no longer quality for remaining under shareholders’ equity. As the derivate financial instruments become ineffective, the contracts are recognized in income for the period as financial revenues or expenses.

Ineffectiveness is inherent in transactions conducted in order to hedge against exposures by means of derivative financial instruments based on commodities related to petroleum, especially given the recent volatility of refined products. When the Company determines that certain contracts in effect are not going to be effective in the period remaining through their expiration date, any alterations in the fair market value of the derivative financial instruments are recognized in results for the period in which the variation occurs.

During the year ended December 31, 2008, GLAI did not recognize net losses or gains resulting from closed hedge contracts that were ranked as effective, rectifying expenses on fuel (R$33,167 in gains for the year ended December 31, 2007), and recognized net losses of R$40,583 (gains of R$12,182 in 2007) under financial expenses, related to the ineffectiveness of the financial instruments designated as hedges. For contracts accruing in the future that are considered ineffective, losses totaled R$40,318 (total losses of R$41 in 2007) recognized as financial expenses. As of December 31, 2008 there were unrealized fuel hedges in the amount of R$90,580 (gains of R$5,051 as of December 31, 2007) relating to the effective portion of the derivative financial instruments designated as hedges contracted for future periods booked under shareholders’ equity.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

22. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

a) Fuel price risk -- Continued

The fair market value of the swaps is estimated based on discounted cash flow methods, and the fair market value of options is estimated based on the Black-Scholes model adapted to commodities options, in this case petroleum.

Market risk factor: Price of fuel
Exchange market
Futures contracts purchased
	1Q08	2Q08	3Q08	4Q08	1Q10	Total

Nominal volume in barrels (thousands)	381	1.208	1.334	293	58	3.274
Nominal volume in liters (thousands)	60,571	192,048	212,079	46,581	9,221	520,501

Contracted future price per barrel (US$) *	96,56	71,40	72,11	66,19	62,45	73,99

Total in Reais **	85,977	201,569	224,807	45,323	8,465	566,141

*	Weighted average between strikes of collars and call spreads.
**	The exchange rate as of Dec. 31, 2008 was R$ 2.3370 / US$ 1.00 (R$ 1.7713 / US$ 1.00 as of Dec. 31, 2007)

b) Exchange rate risk

The exchange exposure relating to amounts paid as a result of commercial leases, insurance, maintenance, as well as the exposure to variations in fuel prices caused by the exchange rate, are administered by means of derivative financial instruments represented by dollar futures contracts and dollar options traded on the Brazilian Futures Exchange BM&F. Expense accounts that are covered by exchange rates hedges are expenses on fuel, leases, maintenance, insurance and international information processing services.

As of December 31, 2008 the main assets and liabilities denominated in foreign currency are related to the lease agreements and instruments to obtain funding to finance acquisition of aircraft.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

22. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

b) Exchange rate risk

The Company’s exchange exposure as of December 31, 2008 and 2007 is shown in the following table:

	Consolidated

	2008	2007

Assets
Cash and banks and marketable securities	281,286	1,170,526
Accounts receivable from leasing companies	104,465	149,729
Deposits in guarantee of lease agreements	111,326	14,218
Deposits for maintenance of aircraft	391,989	-
Prepaid lease expenses	45,596	31,928
Other assets	53,533	77,038

	988,195	1,443,439
Liabilities
Foreign suppliers	37,336	42,334
Loans and financings	1,715,068	1,309,625
Finance leases	1,573,607	-
Other commercial leases payable	15,863	17,169
Insurance premiums payable	54,422	44,150

	3,396,296	1,413,278

Exchange exposure in R$	2,408,101	(30,161)

Total exchange exposure in US$	1,030,424	(17,028)

Obligations not recorded on the balance sheet
Future obligations in US$ resulting from operating
lease agreements	4,675,420	3,263,994
Future obligations in US$ resulting from firm orders
for purchase of aircraft	16,662,776	8,155,237

	21,338,196	11,419,231
Total exchange exposure in R$	23,746,297	11,389,070

Total exchange exposure in US$	10,161,017	6,429,780

The Company contracts exchange rate derivative financial instruments to hedge its exposure to this risk related to short-term obligations and, therefore, a substantial portion of its exchange exposure is not covered.

22. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

b) Exchange rate risk--Continued

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

22. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

GLAI uses short-term derivative financial instruments. The positions of the derivative exchange contracts (in thousands, except as indicated otherwise) are presented as follows:

As of December 31:	2008	2007

Fair value of derivative financial instruments at end of year (R$)	9,416	1,049
Longest remaining period (months)	12	3
Volume hedged (US$)	139,750	202,250

Year ended December 31:	2008	2007

Gains (losses) on effective hedges recognized as
operating expenses (R$)	65,295	(14,935)
Gains (losses) on ineffective hedges recognized as
financial expenses (R$)	(1,828)	(12,280)
Current percentage portion of consumption hedged during the year	52%	47%

The fair market value of the swaps is estimated based on the discounted cash flow. The fair market value of options is estimated based on the Black-Scholes model adapted to currency options, and the fair value of futures refers to the last adjustment due or receivable that has already been calculated and not yet paid.

During the year ended December 31, 2008 the gains unrealized on derivative financial instruments designated as exchange rate hedges and measured as being effective, as booked under shareholders’ equity, total R$ 50,387 (R$ 872 in gains for the year ended December 31, 2007).

US$-denominated futures obligations covered by derivative financial instrument contracts designated as hedges are shown below:

Market risk factor: Exchange rate
Exchange market
Futures contracts purchased
	1Q09	2Q09	3Q09	4Q09	Total

Nominal amount in US$	124,750	-	3,000	12,000	139,750

Contracted future rate	2.8121	-	2.0000	2.0000	2.7249

Total in R$	350,809	-	6,000	24,000	380,809

GOL LINHAS AÉREAS INTELIGENTES S.A.
Notes to the financial statements December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

22. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

c) Credit risk

A credit risk arises from the risk that another party may not comply with its obligations, hence generating a financial loss for the Company.

GLAI is exposed to credit risks resulting from its operating activities, chiefly accounts receivable, cash and cash equivalents, including deposits in banks, financial assets classified as available for sale, and derivative financial instruments. The credit risk on accounts receivable is minimized due to the fact that they are substantially represented by accounts receivable from the major credit card operators, which as a general rule are settled in 30 days.

The credit risk of the derivative financial instruments is represented by the risks that the other parties to the contracts will not fulfill their obligations. The Company rates the risks of the other parties and limits its exposure to any one single party. The derivative financial instruments used by GLAI are signed with high credit ratings, such as international banks with AA+ or better ratings, according to the Moody’s and Fitch agencies, or international futures exchanges or the Brazilian Futures Market (BM&F). Company management believes that the risk of not receiving the amounts due on the derivative operations is not significant.

d) Interest rate risk

The Company’s results are affected by fluctuations in international interest rates due to the impact of such alterations on its operating lease expenses. As of December 31, 2008 the Companhia contracted interest swap-lock derivative financial instruments to hedge against swings in interest rates on aircraft lease agreements. The variations in the fair market value of these instruments are recognized in results as financial revenues or expenses for derivative financial instruments not designated as hedges, and for those that are designated as hedges, the effective portions of the variations in the fair market value are booked under shareholders’ equity until the date on which the cash flows covered by the hedge generate results.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

22. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

d) Interest rate risk--Continued

As of December 31, 2008 the Company has derivative financial instruments represented by interest swap-lock contracts to hedge against swings in international interest rates. As of December 31, 2008 the nominal value of the financial instruments designated as cash flow hedges, in the amount of R$ 141,564 (US$ 60,575 thousand), with fair market value of R$ 3,878 in losses, which amount R$3,873, net of taxes, corresponds to unrealized losses, was recorded under the equity adjustment heading in shareholders’ equity. During the year ended December 31, 2008, the Company recognized R$ 211 as losses related to interest payments as a financial expense.

For financial instruments not designated as hedges as of December 31, 2008 derivative financial instruments were contracted in the nominal amount of R$ 203,786 (US$ 87,200 thousand) with loss in market value of R$ 30,903 and net losses of R$ 38,390 (US$ 16,427 thousand) being recognized under financial expenses. Variations in the fair market value are recognized in results as financial revenues or expenses.

Company results are also affected by fluctuations of the interest rates in effect in Brazil, which impact marketable securities, short-term investments, obligations denominated in Reais, as well as assets and obligations indexed to the U.S. Dollar. Such fluctuations affect the market value of the derivative financial instruments contracted in Brazil, the market value of securities pre-fixed in Reais, and the remuneration of the balance of cash and marketable securities. The Company uses Interbank Deposit (DI) futures contracts through the BM&F to hedge against fluctuations in domestic interest rates on the pre-fixed portion of its investments. As of December 31, 2008 the nominal value of the Interbank Deposit (DI) futures contract negotiated on the BM&F totaled R$ 3,100 (R$ 71,400 as of December 31, 2007), with terms of up to 9 months, with a loss in the total fair value of R$ 0.09 (nine centavos – compared with a loss of R$6 – six Reais as of December 31, 2007), which refers to the last adjustment due or receivable that has already been calculated and not yet settled. The total variations in market value, payments and receipts related to the DI futures are recognized as an increase or reduction in financial revenues in the same period in which they occur.

GOL LINHAS AÉREAS INTELIGENTES S.A. Notes to the financial statementsDecember 31, 2008 and 2007(Expressed in thousands of Reais, except as indicated otherwise)22. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued d) Interest rate risk-Continued GLAI uses derivative financial instruments in managing its cash position. The Company employs Box operations registered at the CETIP and carried out with leading banks, in order to invest funds at pre-fixed rates. As of December 31, 2008, the total amount involved in box operations was R$ 35,068, with average term of 644 days. The Company uses swap contracts with leading banks to transform the profitability of its investments into Certificates of Interbank Deposit (CDI’s). The investments in box operations are carried out back to back with swaps at rates pre - fixed to the CDI. As of December 31, 2008 the nominal value of the prefixed rate swap operations was R$ 32,500, with a fair market value of R$ 1,802 in losses and no exchange swap operations. Alterations in the fair market value of the contracts are recognized in results for the period in which the variation occurs. 1-   Statement of values of derivative financial instruments: As of December 31, 2008 the notional value of the derivative financial instruments, the market value and the impact on cash generated b them are summarized as follows:

	Reference value				Accumulated effect
			Fair value
	(notional)				(current period)

Description	Current	Previous	Current	Previous	Amount	Amount
	quarter	quarter	quarter	quarter	receivable	payable /
	4Q 2008	3Q 2008	4Q 2008	3Q 2008	/ (received)	(paid)

Futures Contracts
Purchase Commitment:
Foreign currency (R$)	58,425	141,180	(1,864)	(4,225)	23,838	-

Options Contracts
Purchase Position
Foreign currency (R$)	428,255	887,757	11,280	34,936	59,841	-
Fuel hedge (thousands of barrels)	3,274 barrels	102 barrels	R$(102,387)	R$212	-	R$(39,247)

Swap Contracts
Asset Position
Rate – post-active (BOX - Swap) (R$)	32,500	3,900	33,718	4,105	-	-
Rate – post-active (FUT DI) (R$)	(3,100)	(1,500)	(0)	(2)	-	(5)
Rate – post-active (Libor int. oper.) (R$)	141,768	356,204	(34,809)	(1,355)	-	-
Total: Rate – post-active (onshore) (R$)	29,400	2,400	33,718	4,104	-	(5)

Liability Position
Rate – pre-liability (BOX - Swap) (R$)	32,500	3,900	(35,520)	(4,016)	-	(1,802)
Rate – pre-liability (FUT DI) (R$)	(3,100)	(1,500)	-	-	-	-
Rate – pre-liability (Libor int. oper.) (R$)	141,768	356,204	-	-	-	(3,410)
Total: Rate – pre-liability (onshore) (R$)	29,400	2,400	(35,520)	(4,016)	-	(1,802)

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

22. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

2- Statement analyzing sensitivity of derivative financial instruments:

Analysis of the sensitivity of derivative financial instruments, taken on an isolated basis, to the fluctuation of the principal risk factor for the probable scenario and the possible and remote adverse scenarios considers the following elements:

• The probable scenario is defined as the scenario expected by the Company’s management, established through the volatility of each asset.

• The possible adverse scenario considers a deterioration of 25% in the principal variable impacting the fair value of the derivative instrument.

• The remote adverse scenario considers a 50% deterioration in the principal variable impacting the fair value of the derivative instrument.

The following table shows the sensitivity analysis conducted by Company management and the cash effect on the derivative financial instruments open as of December 31, 2008 based on the three scenarios described above:

Operation	Risk	Probable Scenario	Possible Adverse	Remote Adverse
			Scenario	Scenario

	Drop in the price of West Texas	US$ 44.60 / barrel	US$ 33.45 / barrel	US$ 22.30 / barrel
Intermediate (WTI) grade oil
Fuel	(NYMEX)	R$ (62,939)	R$ (115,872)	R$ (178,219)

	Drop in the price of Heating Oil	US$ 1.442 / gallon	US$ 1.082 / gallon	US$ 0.721 / gallon
	(NYMEX)	R$ (67,959)	R$ (97,531)	R$ (122,604)

Drop in the quotation for future
	dollars	R$ 2.337 / US$	R$ 1.753 / US$	R$ 1.169 / US$
	(BM&F)	R$ (1,864)	R$ (16,603)	R$ (31,341)

US$
	Drop in the quotation for dollar	R$ 2.337 / US$	R$ 1.753 / US$	R$ 1.169 / US$
options
	(BM&F)	R$ 11,280	R$ 1,473	R$ 23

		6-months LIBOR:	6-months LIBOR:	6-months LIBOR:
Offshore	Drop in the LIBOR	(1.75% p.a.)	(1.31% p.a.)	(0.88% p.a.)
interest rate		R$ (34,809)	R$ (42,825)	R$ (50,840)

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

22. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

2 - Statement analyzing sensitivity of derivative financial instruments:

The following considerations are important for understanding management’s sensitivity analysis: I) Operations with derivative fuel instruments:

As of December 31, 2008 the Company has 29 collar options for WTI oil, representing a notional value of 2,465 thousand barrels and falling due between January and December of 2009. The Company has also contracted collar options that contain the option to purchase WTI oil and a heating oil sale option. As of December 31, 2008 the Company has 13 contracts that involve a notional amount of 809 thousand barrels and fall due between January and August of 2009.

The Company contracts derivative financial instruments for fuel hedges on the OTC market with the following international concerns:

Party	Month due	Type of contract
British Petroleum	December 2008	WTI Collar
	January 2009	WTI Collar
WTI-HO Collar
	April 2009	WTI Collar
	May 2009	WTI Collar
	July 2009	WTI Collar
WTI-HO Collar
	August 2009	WTI-HO Collar
	September 2009	WTI Collar
	October 2009	WTI Collar
Deutsche Bank	February 2009	WTI Collar
	March 2009	WTI Collar
WTI-HO Collar
	May 2009	WTI-HO Collar
	June 2009	WTI-HO Collar
Morgan Stanley	December 2008	WTI-HO Collar
	February 2009	WTI-HO Collar
	March 2009	WTI-HO Collar
	April 2009	WTI Collar
WTI-HO Collar
	May 2009	WTI Collar
	June 2009	WTI Collar
WTI-HO Collar
	July 2009	WTI Collar
WTI-HO Collar
	August 2009	WTI Collar
WTI-HO Collar
	September 2009	WTI Collar
	November 2009	WTI Collar
	December 2009	WTI Collar

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

22. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

As of December 31, 2008 the Company has financial assets in the amount of R$ 137,534 linked to the margin of guarantee on contracting fuel hedge derivative instruments.

The scenario considered probable by management is that the price of WTI grade petroleum will reach an average of US$ 44.60 per barrel, which would result in a cash outflow of R$ 62,939 in the event the contracts are settled, which would be recorded as expenses on fuel, if the instruments are measured as effective, or booked as a financial expense if the instruments are considered ineffective. Management estimates that the possible scenario is a reduction in the price of a barrel of WTI oil to US$ 33.45 and a remote scenario would be if the price went all the way down to US$ 22.30 a barrel. In the event the possible or remote scenario were to materialize, the Company would book losses in the fair market value of the derivative financial instruments corresponding, respectively, to R$ 115,872 and R$ 178,219 for the scenarios of a drop in oil prices, due to the fact that GLAI has WTI collar type contracts. The Company also contracts collar options linked to Heating Oil (HO) type petroleum. The probable scenario for this type of commodity is that the price will reach an average of US $1.442 per gallon, which would result in a cash outflow of R$ 67,959. For the possible and remote scenarios, management considers an average HO quotation of US$ 1.082 per gallon and US$ 0.721 per gallon, which would result in respective cash outflows of R$ 97,531 and R$ 122,604.

II. Operations with dollar derivative instruments:

As of December 31, 2008 the Company is party to 21 futures contracts involving a notional amount of R$ 268,171 (US$ 114,750 thousand) and eight dollar purchase option contracts involving a notional amount of R$ 58,425 (US$ 25,000 thousand). The expiration dates of the futures contracts vary between February 2009 and January of 2010, while the purchase option contracts vary between January 2009 and February 2009.

The contracts for dollar hedge derivative financial instruments are signed with the BM&F. The value of the financial assets linked to margin deposits as of December 31, 2008 is R$ 14,000, represented by CDB contracted with leading banking institutions.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

22. Risks Inherent in Company Operations and Sensitivity Analysis of Derivative Financial Instruments--Continued

The probable scenario for the operations involving the dollar futures contracts is the expectation that the quotation of the U.S. currency will reach R$ 2.337 per dollar, which would generate a cash inflow in the net amount of R$ 9,416 (futures contracts and purchase option contracts), offsetting the payments of expenses pegged to the dollar had the contracts been settled December 31, 2008. For the scenario considered possible, the estimated quotation for the dollar would be R$ 1.753 per US$, which would bring on losses and cash disbursements in the net amount of R$ 15,130, whereas the remote scenario considers devaluation of the U.S. currency all the way down to R$ 1.169 per dollar, generating losses and cash disbursements in the net amount of R$ 31,318.

III Operations with interest rate derivative instruments:

As of December 31, 2008 the Company had two swap amortizing contracts with a notional amount of R$ 141,564 (US$ 60,575 thousand) and expiring by July 2010, for the purpose of hedging its expenses on aircraft leases to the variations in interest rates. GLAI further has nine interest swap-lock contracts with a notional value of R$ 203,786 (US$ 87,200 thousand) expiring between February 2017 and December 2022. The interest rate hedge operations are carried out through contracts with leading financial institutions. As of December 31, 2008 the Company has contracts outstanding with the following financial institutions:

Party	Month due	Type of contract
Calyon	July 2010	Libor swap amortizing
Citibank	July 2010	Libor swap amortizing
Merrill Lynch	December 2008	swap-lock
	February 2017	swap-lock
	March 2017	swap-lock
	March 2021	swap-lock
	August 2021	swap-lock
	December 2021	swap-lock
	January 2022	swap-lock
	October 2022	swap-lock
	November 2022	swap-lock
	December 2022	swap-lock

The value of the financial assets linked to margin deposits as of December 31, 2008 is R$ 22,926.

Management estimates that the probable scenarios is that the Libor will reach 1.75 % p.a., whereas under the possible and remote scenarios the rates considered are 1.31% p.a. and 0.88% p.a., respectively. The estimated losses under the probable, possible and remote scenarios are, respectively, R$ 34,809, R$ 42,825 and R$ 50,840.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

23. Insurance Coverage

Management takes out insurance coverage in amounts it considers necessary to cover any claims, in view of the nature of GLAI’s assets and the risks inherent in its operating activities, with due heed being paid to the limits set in the lease agreements. As of December 31, 2008 the insurance coverage per type, considering the fleet of aircraft and in relation to the maximum amounts of indemnification, is as follows:

Type of Aircraft Insurance	R$ (Th.)	US$ (Th.)

Guarantee for plane fuselage	9,307,208	3,982,545
Civil Liability per occurrence/aircraft	4,089,750	1,750,000
Guarantee for fuselage/war	9,307,208	3,982,545
Inventories	584,250	250,000

By means of Law No. 10.744 of October 9, 2003, the Brazilian government took on the commitment to complement any civil liability expenses with respect to third parties caused by acts of war or terrorist attacks that might occur in Brazil or overseas and which VRG might be required to pay in terms of indemnities for amounts in excess of insurance policy limits in effect as of September 10, 2001, limited to the equivalent in Reais of US$ 1,000,000,000.00 (one billion United States Dollars).

24. Subsequent Events

In March 20, 2009 the Board of Directors has approved the capital increase of the Company in the amount of R$203,531,031.60 and the issuance of 26,093,722 shares, comprising 6,606,366 common shares and 19,487,356 preferred shares. The issuance price for the common and preferred shares is fixed at R$ 7.80 per share, according to the quotation of the shares in the São Paulo Stock Exchange on March 20, 2009, verified after the closing of the trading session, in accordance with Article 170, Paragraph 1, Item III of the Law No. 6,404/76. The issuance price is equivalent to 90.9% of the average closing price of the preferred shares during the last 30 trading sessions, which was R$ 8.58, and to 83.2% of the average closing price during the last 60 trading sessions, which was R$ 9.37.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

ATTACHMENT I – STATEMENTS OF INFORMATION OF AN ENVIRONMENTAL AND SOCIAL NATURE (UNAUDITED)

1) Basis for Calculation	2008	2007

Net revenue (RL)	6,409,578	4,967,262
Operating results (RO)	(85,264)	60,616
Gross payroll (FPB)	653,362	235,299

	2008			2007

	Amount	% of	% of	Amount	% of	% of
2) Internal Social Indicators	(R$ Th.)	FPB	RL	(R$ Th.)	FPB	RL

Food and meals	49,298	7.55	0.77	37,714	16.03	0.76
Mandatory payroll charges	233,003	35.66	3.64	177,843	75.58	3.58
Professional training and development	10,479	1.60	0.16	8,303	3.53	0.17
Transportation of employees	26,429	4.05	0.41	10,908	4.64	0.22
On-the-job safety and medical care	2,311	0.35	0.04	2,143	0.91	0.04
Profit or results sharing	17,380	2.66	0.27	44,883	19.07	0.90

Total Internal Social Indicators	338,900	51.87	5.29	281,794	119.76	5.67

		2008			2007

	Amount	% of	% of	Amount	% of	% of
3) External Social Indicators	(R$ Th.)	FPB	RL	(R$ Th.)	FPB	RL

Education	117	0.02	0.0018	231	0.10	-
Culture	-	-	-	1,720	0.73	0.03
Sporting and leisure-time activities	470	0.07	0.0073	-	-	-
Health and sanitation	523	0.08	0.0082	2,688	1.14	0.05
Taxes (excluding payroll charges)	307,844	47.12	4.80	296,464	125.99	5.97

Total External Social Indicators	308,954	47.29	4.82	301,103	127.96	6.05

4) Functional Staff Indicators	2008	2007

Number of employees at end of year	15,911	15,722
Number of employees	15,889	15,703
Number of outsourced personnel	-	6,891
Number of administrators	22	19
Gross remuneration broken down among:
Employees	643,357	497,686
Administrators	14,149	6,584
Outsourced personnel	-	121,373

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

ATTACHMENT I – STATEMENTS OF INFORMATION OF AN ENVIRONMENTAL AND SOCIAL NATURE (UNAUDITED) - Continued

4) Functional Staff Indicators - Continued	2008	2007

Ratio between entity’s highest and lowest remuneration,
considering employees and administrators (salary)	113	115
Total outsourced service providers	-	65
Number of persons hired during the year	3,897	6,338
Number of persons laid off during the year	3,584	1,550
Number of trainees	48	86
Number of handicapped employees	287	344
Total employees per age bracket:
Under 18	48	19
Between 18 and 35	11,020	10,891
Between 36 and 60	4,782	4,761
Over 60	61	51
Total employees per educational level, broken down as follows:
Illiterate	-	-
Elementary school education	101	269
Junior high school education	10,965	12,543
Vocational school education	27	67
College education	4,661	2,763
Graduate university studies	157	80
Number of women working in the Company	6,827	8,857
Percentage of women in supervisory positions	29%	28%
Number of blacks working in the Company	273	225
Labor claims, broken down as follows:
Number of lawsuits filed against the entity	4,188	1,796
Number of cases accepted by labor courts	736	253
Number of cases turned down by labor courts	177	36
Total value of indemnities and fines paid by court order	450	43

Data on interaction with customers:
Number of complaints received directly at the entity	350	349
Number of complaints received by consumer protection and
similar agencies	1,980	912
Number of complaints filed with courts	9,013	6,204
Number of complaints handled at each level	3,230	1,715
Sum total of fines and indemnities to customers, as ordered by
consumer protection agencies or courts	7,652	2,603
Actions undertaken by the entity to remedy or minimize the causes
of complaints	50,241	49,818

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

ATTACHMENT I – STATEMENTS OF INFORMATION OF AN ENVIRONMENTAL AND SOCIAL NATURE (UNAUDITED) – Continued

4) Functional Staff Indicators - Continued	2008	2007

Environment
Investments and expenditures in maintenance of operational processes
to improve the environment	35	171
Investments and expenditures for preservation and/or recovery of	-
degraded environments		-
Number of environmental, administrative and court processes filed	-
against the Company		-
Amount of fines and indemnities relating to environmental matters,	-
as ordered by administrative agencies and/or courts		-
Environmental liabilities and contingencies	-	-

5) Relevant Indicators regarding Exercise of Corporate Citizenship in 2008 and 2007

	2008	2007

Total number of on-the-job accidents	248	167

The social and environmental projects developed by the	( )	( X )	( )
Company were defined by:	officers	officers and	all
		managers	employees

The work environment health and safety standards were	( )	( X )	( )
defined by:	officers	officers and	all
		managers	employees

The profit sharing comprises:	( )	( )	( X )
	officers	officers and	all
		managers	employees

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to the financial statements
December 31, 2008 and 2007
(Expressed in thousands of Reais, except as indicated otherwise)

ATTACHMENT I – STATEMENTS OF INFORMATION OF AN ENVIRONMENTAL AND SOCIAL NATURE (UNAUDITED) – Continued

5) Relevant Indicators regarding Exercise of Corporate Citizenship in 2008 and 2007

When choosing suppliers, the same ethical, environmental	( )	( )	( X )
and social responsibility standards adopted by the	are not	are suggested	are
Company	considered		required

Regarding employees’ participation in volunteering	( )	( X )	( )
programs, the Company:	has no	supports	organizes
	involvement	and
encourages

Client interaction indicators:	( )	( X )	( )
	has no	supports	organizes
	involvement	and
encourages

Environment indicators:	( )	( X )	( )
	has no	supports	organizes
	involvement	and
encourages

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.